2011

Glen Burnie Bancorp

Annual Report



GLEN BURNIE
BANCORP

Work hard to be the

Best

IT IS TIME FOR US TO STAND AND CHEER FOR THE DOER, THE ACHIEVER, THE ONE WHO RECOGNIZES THE CHALLENGE AND DOES SOMETHING ABOUT IT.

– Vince Lombardi

GLEN BURNIE BANCORP

Glen Burnie Bancorp

Contents

Annual Meeting

The Annual Meeting of Stockholders will be conducted on Thursday, May 10, 2012 beginning at 2:00 p.m. at Michael's Eighth Avenue, 7220 Grayburn Drive, Glen Burnie, Maryland. Glen Burnie Bancorp's regular meeting of stockholders is held on the second Thursday in May of each year.

Dividend Reinvestment Plan

Common stockholders participating in the Dividend Reinvestment Plan receive a 5% discount from market price when they reinvest their Glen Burnie Bancorp dividends in additional shares. To obtain a prospectus and authorization forms, contact the Transfer Agent.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly into a checking or savings account. For information regarding this program, contact the Transfer Agent.

Annual Report on Form10-K

To obtain a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2011, please contact the Transfer Agent.

Independent Auditors

TGM Group LLC
955 Mount Hermon Road, Salisbury, Maryland 21804

Best

Excellence in Banking

"WE ARE WHAT WE REPEATEDLY DO. EXCELLENCE, THEN, IS NOT AN ACT, BUT A HABIT."

— *Aristotle*

Selected Financial Data

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a 20% stock dividend paid on January 18, 2008.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars In Thousand Except Per Share Data)				
Operations Data:					
Net Interest Income	$ 13,449	$ 12,880	$ 12,102	$ 11,922	$ 11,866
Provision for Credit Losses	663	1,050	2,443	1,146	50
Other Income	2,090	1,899	2,365	2,051	2,157
Other Expense	11,115	11,178	10,995	13,102	10,433
Net Income	2,993	2,065	1,262	404	2,782
Share Data:					
Basic Net Income Per Share	$ 1.10	$ 0.76	$ 0.46	$ 0.14	$ 0.93
Diluted Net Income Per Share	1.10	0.76	0.46	0.14	0.93
Cash Dividends Declared Per Common Share	0.40	0.40	0.40	0.45	0.45
Weighted Average Common Shares Outstanding:					
Basic	2,710,455	2,690,218	2,734,524	2,981,124	2,988,796
Diluted	2,710,455	2,690,218	2,734,524	2,981,124	2,988,796
Financial Condition Data:					
Total Assets	$ 365,260	$ 347,067	$ 353,397	$ 332,502	$ 307,274
Loans Receivable, Net	232,734	229,851	235,883	235,133	199,753
Total Deposits	311,945	294,445	294,358	269,768	252,917
Long Term Borrowings	20,000	20,000	27,034	27,072	17,107
Junior Subordinated Debentures	-	-	5,155	5,155	5,155
Total Stockholders' Equity	31,211	26,333	25,149	27,908	29,736
Performance Ratios:					
Return on Average Assets	0.84%	0.58%	0.36%	0.13%	0.89%
Return on Average Equity	10.11	7.75	4.87	1.49	9.60
Net Interest Margin (1)	4.39	4.05	4.29	4.31	4.39
Dividend Payout Ratio	36.22	52.11	85.59	332.98	48.33
Capital Ratios:					
Average Equity to Average Assets	8.26%	7.45%	7.37%	8.99%	9.28%
Leverage Ratio	8.20	7.64	8.86	10.50	11.34
Total Risk-Based Capital Ratio	14.35	12.58	14.40	14.93	17.50
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.66%	1.45%	1.18%	0.85%	0.80%
Non-accrual and Past Due Loans to Gross Loans	2.15%	2.99%	1.26%	0.38%	0.43%
Allowance for Credit Losses to Non- Accrual and Past Due Loans	77.38%	48.69%	117.61%	224.42%	188.27%
Net Loan Charge-offs (Recoveries) to Average Loans	0.06%	0.53%	0.37%	0.33%	0.14%

(1) Presented on a tax-equivalent basis

Dear Stockholder:

The year 2011 came with continued challenges but also opportunities. The challenges continued to be the economic environment and complying with new banking regulations both on the federal and state levels. That being said, we saw growth in deposits and loans. Some of the improvement can be attributed to our locations being in Anne Arundel County, whose economy has fared better than other areas in the State.

The 2011 financial performance highlights compared to year end 2010 include an increase in net profit, increased stockholders equity, increased loans and increased deposits. Of course, we recognize that this could not be accomplished without the efforts of what we consider the best team of employees in our area. The bank was very proud of our employees when the Bank was selected as one of the Top Work Places in 2011 by the Baltimore Sun.

We appreciate and thank the stockholders for their investment; and with our committed team of employees, we will continue to serve the community with the best of service.

Sincerely,

John E. Demyan
Chairman

F. William Kuethe, Jr.
President Emeritus

Michael G. Livingston
President & Chief Executive Officer



John E. Demyan
Chairman



Michael G. Livingston
President &
Chief Executive Officer

DO WHAT YOU CAN, WITH WHAT YOU HAVE, WHERE YOU ARE.

—Theodore Roosevelt

Finalist in the *Maryland Gazette Readers Choice "Best Bank"* Award in 2011.

Maryland Gazette
READERS
CHOICE
2 0 1 1
FINALIST

2011 Performance Highlights:

- *44.96% increase in net income*
- *8.08% increase in net interest income after provisions for credit losses*
- *18.52% increase in stockholder's equity*

Transfer Agent

Registrar and Transfer Company
Stockholder Relations Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Brokers

Robert D. Petty, Senior Vice President
Morgan Stanley Smith Barney
125 West Street, Suite 201
Annapolis, MD 21401-2800
410-268-4700 • 410-267-7236 (fax)
robert.d.petty@mssb.com

James S. Gibbons, Vice President
Financial Consultant
RBC Wealth Management
888 Bestgate Road, Suite 402
Annapolis, MD 21401
410-972-2410 • 410-268-6729 (fax)
james.s.gibbons@rbc.com

Hammett W. Hough, Vice President
Scott & Stringfellow, Inc.
201 North Union Street, Suite 240
Alexandria, VA 22314
888-250-7212 • 703-836-9759 (fax)
hhough@scottstringfellow.com

Executive Officers

John E. Demyan
Chairman

F. William Kuethe, Jr.
President Emeritus

Michael G. Livingston
President & Chief Executive Officer

Frederick W. Kuethe, III
Vice President

John E. Porter
Treasurer

Barbara J. Elswick
Secretary

Directors

John E. Demyan
Real Estate Investor

Shirley E. Boyer
Real Estate Investor

Thomas Clocker
Local Businessman

Norman E. Harrison, Jr., CPA
Founding Partner
Harrison & Company, LLC

F. William Kuethe, Jr.
President Emeritus
The Bank of Glen Burnie®

Frederick W. Kuethe, III
Aerospace Software Engineer
Northrop Grumman, Inc.

Michael G. Livingston
President and Chief Executive Officer
The Bank of Glen Burnie®

Charles F. (Derick) Lynch, Jr.
President
The General Ship Repair Corporation

Edward L. Maddox
Financial Service Consultant

William N. Scherer, Sr.
Attorney

Karen B. Thorwarth
Insurance Agent

Mary Lipin Wilcox
Retired Teacher
Anne Arundel County School

IF YOU CAN DREAM IT, YOU CAN DO IT.

— *Walt Disney*

[redacted]

The Bank of Glen Burnie

Executive Management

John E. Demyan
Chairman

F. William Kuethe, Jr.
President Emeritus

Michael G. Livingston
President & CEO

John E. Porter
Senior Vice President & Chief Financial Officer

Barbara J. Elswick
Senior Vice President & Chief Lending Officer

Joyce A. Ohmer
Senior Vice President of Branch Administration, BSA Officer

Senior Officers

Michelle R. Stambaugh
Senior Vice President (Human Resources)

Rudolph S. Brown, Jr.
Vice President (Consumer Lending)

Michael C. Schutt
Vice President (Commercial Lending)

Richard R. Sutton
Vice President (Commercial Lending)

Paul V. Trice, Jr.
Vice President (Audit)

Moses Williams, Jr.
Vice President (Collections)

Officers

Yvonne M. Atkinson
Assistant Vice President (Marketing) (Community Reinvestment Act)

Darren S. Elswick
Assistant Vice President (Information Systems)

Kristin C. Elswick
Assistant Vice President (Deposit Processing)

Melissa Leonescu
Assistant Vice President (Credit)

Linda R. Loane
Assistant Vice President (Riviera Beach)

Patricia A. Miller
Assistant Vice President (Odenton)

Linden B. Monaghan
Assistant Vice President (Severn)

Patricia S. Murchake
Assistant Vice President (Glen Burnie)

Charles F. Pumphrey
Data Processing Officer

Arlene T. Rayburn
Branch Officer (Severna Park)

Roxanne Stroud
Assistant Vice President (Loan Operations)

Pamela A. Thompson
Assistant Treasurer (Finance)

Donna K. Walsh
Assistant Vice President (Crownsville)

Joanne L. Walter
Assistant Vice President (Mortgages)

Deborah J. Youngbar
Assistant Vice President (New Cut)

February 28, 2012

THE TALENT OF SUCCESS IS NOTHING MORE THAN DOING WHAT YOU CAN DO, WELL.

— *Henry W. Longfello*


TOP
WORK
PLACES
2011
THE BALTIMORE SUN

The Baltimore Sun polled its readers to find their choice of best places to work in 2011. Thousands of votes were cast, and The Bank of Glen Burnie was voted *The Baltimore Sun Top Work Places 2011.*

Mission Statement

The Bank of Glen Burnie® is a safe, sound, community-oriented bank committed to excellence in satisfying the needs of our customers, shareholders and employees.


WORLD SERIES

2011

Glen Burnie Bancorp

Financials

Glen Burnie Bancorp
and Subsidiaries Consolidated
Financial Statements
December 31, 2011

I'M NEVER SATISFIED. I CAN'T STAND SATISIFACTION.
TO ME, GREATNESS COMES FROM THAT QUEST FOR PERFECTION.

— *Mike Schmidt, Baseball Hall of Famer*

GLEN BURNIE BANCORP

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock is traded on the Nasdaq Capital Market under the symbol "GLBZ". As of February 8, 2012, there were 416 record holders of the Common Stock. The closing price for the Common Stock on that date was $9.90.

The following table sets forth the high and low sales prices for the Common Stock for each full quarterly period during 2011 and 2010 as reported by Nasdaq. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Also shown are dividends declared per share for these periods.

	2011			2010		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31,	$8.88	$7.30	$0.10	$11.70	$8.50	$0.10
June 30,	8.82	7.33	0.10	10.95	9.00	0.10
September 30	9.77	7.85	0.10	10.10	7.74	0.10
December 31	8.24	7.84	0.10	9.60	7.75	0.10

A regular dividend of $0.10 was declared for stockholders' of record on December 27, 2011, payable on January 5, 2012.

The Company intends to pay dividends approximating forty percent (40%) of its profits for each quarter. However, dividends remain subject to declaration by the Board of Directors in its sole discretion and there can be no assurance that the Company will be legally or financially able to make such payments. Payment of dividends may be limited by federal and state regulations which impose general restrictions on a bank's and bank holding company's right to pay dividends (or to make loans or advances to affiliates which could be used to pay dividends). Generally, dividend payments are prohibited unless a bank or bank holding company has sufficient net (or retained) earnings and capital as determined by its regulators. See "Item 1. Business - Supervision and Regulation - Regulation of the Company - Dividends and Distributions" and "Item 1. Business - Supervision and Regulation - Regulation of the Bank - Dividend Limitations." The Company does not believe that those restrictions will materially limit its ability to pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "intends", "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Overview

During 2011, net interest income before provision for credit losses increased to $13,449,385 from $12,880,012 in 2010, a 4.42% increase. Total interest income decreased from $18,178,967 in 2010 to $17,131,965 in 2011, a 5.76% decrease. Interest expense for 2011 totaled $3,682,580, a 30.50% decrease from $5,298,955 in 2010. Net income in 2011 was $2,993,093 compared to 2,064,785 in 2010. The increase in net income was primarily due to the reduction in interest expense and in the provision for loan losses (from $1,050,000 in 2010 to $663,000 in 2011) offset by a reduction in interest income and an increase in income taxes.

The Bank and, as a result, the Company, experienced continued performance improvement in 2011. In spite of the continued lackluster performance of the economy in general, our continued conservative lending decisions resulted in a marked improvement in loan charge offs in 2011. In fact, we had declines in charge offs across all loan types. As a result, our net charge offs declined from $1,223,000 for 2010 to $132,000 in 2011, while outstanding loans, net of the allowance for loan losses, increased from $229,851,000 to $232,734,000.

Comparison of Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

General. For the year ended December 31, 2011, the Company reported consolidated net income of $2,993,093 ($1.10 basic and diluted earnings per share) compared to consolidated net income of $2,064,785 ($0.76 basic and diluted earnings per share) for the year ended December 31, 2010 and consolidated net income of $1,262,462 ($0.46 basic and diluted earnings per share) for the year ended December 31, 2009. The increase in the 2011 consolidated net income was mainly due to a decrease in interest expense on deposits and a decrease in provision for loan losses. This was partially offset by a decrease in loan and U.S. Government agency securities income and an increase in income taxes. The increase in the 2010 consolidated net income was mainly due to a decrease in interest expense on deposits and a decrease in provision for loan losses. This was partially offset by a decrease in gains on investment securities.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund income producing assets. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Net interest income is affected by the mix of loans in the Bank's loan portfolio. Currently a majority of the Bank's loans are residential and commercial mortgage loans secured by real estate and indirect automobile loans secured by automobiles.

Over the past several years, the Bank had in place a strategy of reducing its portfolio of above market rate savings products and achieved a significant reduction in interest expense on deposits. In 2011, the Bank was able to continue this trend of interest expense reduction by focusing on the accumulation and retention of core deposits by offering rates appropriate for our market place. The Bank was also able to increase the portfolio of higher yielding commercial loans and our mortgage loan portfolio.

Consolidated net interest income for the year ended December 31, 2011 was $13,449,385 compared to $12,880,012 for the year ended December 31, 2010 and $12,101,787 for the year ended December 31, 2009. The $569,373 increase for the most recent year was primarily due to decreases in most areas of interest income, except for state and municipal securities, offset by greater decreases in interest expense (especially junior subordinated debentures). The $778,225 increase for 2010 compared to 2009 was primarily due to an increase in interest income on securities and decreases in interest expense on deposits and long-term borrowings, partially offset by a decrease in loan income. The interest income, net of tax, for 2011 was $14,294,000, a $675,406 or 4.96% increase from the after tax net interest income for 2010, which was $13,618,449, a $811,390 or 6.33% increase from the $12,807,059 after tax net interest income for 2009.

Interest expense decreased from $5,298,955 in 2010 to $3,682,580 in 2011, a $1,616,375 or a 30.50% decrease, primarily due to a decrease in deposit expense, long-term borrowings (due to the repayment of the $7 million Federal Home Loan Bank of Atlanta loan in September 2010), and the repayment in 2010 of the junior subordinated debentures. Interest expense decreased from $6,542,510 in 2009 to $5,298,955 in 2010, a $1,243,555 or a 19.01% decrease, primarily due to a decrease in deposit expense and long-term borrowings (due to the repayment of the $7 million Federal Home Loan Bank of Atlanta loan in September 2010), partially offset by a $273,215 early repayment penalty on the Trust Preferred Securities. Net interest margin for the year ended December 31, 2011 was 4.39% compared to 4.05% and 4.29% for the years ended December 31, 2010 and 2009, respectively.

The following table allocates changes in income and expense attributable to the Company's interest-earning assets and interest-bearing liabilities for the periods indicated between changes due to changes in rate and changes in volume. Changes due to rate/volume are allocated to changes due to volume.

	Year Ended December 31,					
	2011	VS.	2010	2010	VS.	2009
		Change Due To:			Change Due To:	
	Increase/ Decrease	Rate	Volume	Increase/ Decrease	Rate	Volume
	(In Thousands)					
ASSETS:						
Interest-earning assets:						
Federal funds sold	$ (4)	$ -	$ (4)	$ (2)	$ -	$ (2)
Interest-bearing deposits	3	4	(1)	1	2	(1)
Investment securities:						
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	(428)	(442)	14	62	(461)	523
Obligations of states and political subdivisions(1)	316	26	290	121	-	121
All other investment securities	(52)	28	(80)	(23)	(10)	(13)
Total investment securities	(164)	(388)	224	160	(471)	631
Loans, net of unearned income:						
Demand, time and lease	(122)	(29)	(93)	76	36	40
Mortgage and construction	(261)	(478)	217	(177)	(307)	130
Installment and credit card	(364)	(132)	(232)	(501)	77	(578)
Total gross loans(2)	(747)	(639)	(108)	(602)	(194)	(408)
Allowance for credit losses	-	-	-	-	-	-
Total net loans	(747)	(639)	(108)	(602)	(194)	(408)
Total interest-earning assets	$ (912)	$ (1,023)	$ 111	$ (443)	$ (663)	$ 220
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$ 13	$ -	$ 13	$ 14	$ -	$ 14
Money market	(13)	(16)	3	10	-	10
Other time deposits	(659)	(626)	(33)	(1,264)	(1,225)	(39)
Total interest-bearing deposits	(659)	(642)	(17)	(1,240)	(1,225)	(15)
Non-interest-bearing deposits	-	-	-	-	-	-
Borrowed funds	(958)	(473)	(485)	(3)	169	(172)
Total interest-bearing liabilities	$ (1,617)	$ (1,115)	$ (502)	$ (1,243)	$ (1,056)	$ (187)

(1) Tax equivalent basis.
(2) Non-accrual loans included in average balances.

The following table provides information for the designated periods with respect to the average balances, income and expense and annualized yields and costs associated with various categories of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,								
	2011			2010			2009		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars In Thousands)								
ASSETS:									
Interest-earning assets:									
Federal funds sold	$2,258	$ 6	0.25%	$3,797	$ 10	0.25%	4,843	$ 12	0.26%
Interest-bearing deposits	10,477	19	0.19	11,188	16	0.14	12,337	15	0.12
Investment securities:									
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	57,259	1,488	2.60	56,868	1,916	3.37	44,367	1,854	4.18
Obligations of states and political subdivisions(1)	35,602	2,450	6.88	31,341	2,134	6.81	29,557	2,013	6.81
All other investment securities	1,033	114	11.07	1,995	166	8.32	2,138	189	8.84
Total investment securities	93,894	4,052	4.49	90,204	4,216	4.67	76,062	4,056	5.33
Loans, net of unearned income:									
Demand, time and lease	7,195	353	4.90	8,946	475	5.31	8,132	399	4.91
Mortgage and construction	179,271	10,332	5.76	175,812	10,593	6.03	173,741	10,770	6.20
Installment and credit card	46,544	3,214	6.91	49,737	3,578	7.19	57,915	4,079	7.04
Total gross loans(2)	233,010	13,899	5.96	234,495	14,646	6.25	239,788	15,248	6.36
Allowance for credit losses	(3,630)			(3,874)			(2,037)		
Total net loans	229,380	13,899	6.06	230,621	14,646	6.35	237,751	15,248	6.41
Total interest-earning assets	336,009	17,976	5.35	335,810	18,888	5.62	330,993	19,331	5.84
Cash and due from banks	3,097			3,182			4,488		
Other assets	18,914			18,696			16,709		
Total assets	358,020			$357,688			352,192		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Savings and NOW	$ 80,707	189	0.23%	$75,541	176	0.23%	$71,124	162	0.23%
Money market	17,578	54	0.31	16,756	67	0.40	14,363	57	0.40
Other time deposits	135,755	2,795	2.06	136,822	3,454	2.52	137,764	4,718	3.42
Total interest-bearing deposits	234,040	3,038	1.30	229,119	3,697	1.61	223,251	4,937	2.21
Short-term borrowed funds	1,024	4	0.37	522	1	0.29	262	0	0.02
Long-term borrowed funds	20,000	640	3.20	28,747	1,601	5.57	32,206	1,605	4.98
Total interest-bearing liabilities	255,064	3,682	1.44	258,389	5,299	2.05	255,719	6,542	2.56
Non-interest-bearing deposits	72,280			71,212			67,572		
Other liabilities	1,907			1,451			2,957		
Stockholders' equity	28,769			26,636			25,944		
Total liabilities and equity	$ 358,020			$ 357,688			$ 352,192		
Net interest income		$14,294			$13,589			$12,789	
Net interest spread			3.91%			3.57%			3.28%
Net interest margin			4.39%			4.05%			4.29%

1 Tax equivalent basis. The incremental tax rate applied was 25.64% for 2011 and 14.88% for 2010.

2 Non-accrual loans included in average balance.

Provision for Credit Losses. During the year ended December 31, 2011, the Company made a provision of $663,000 for credit losses, compared to a provision of $1,050,000 and $2,442,976 for credit losses for the years ended December 31, 2010 and 2009, respectively. The decrease in 2011 was primarily due to many of the delinquent commercial real estate loans already having specific provisions. At December 31, 2011, the allowance for credit losses equaled 77.38% of non-accrual and past due loans compared to 48.69% and 117.61% at December 31, 2010 and 2009, respectively. During the year ended December 31, 2011, the Company recorded net charge-offs of $132,000 compared to $1,223,000 and $892,000 in net charge-offs during the years ended December 31, 2010 and 2009, respectively.

Other Income. Other income includes service charges on deposit accounts, other fees and commissions, net gains on investment securities, and income on Bank owned life insurance (BOLI). Other income increased from $1,898,607 in 2010 to $2,089,530 in 2011, a $190,923, or 10.06% increase. The increase was primarily due to an increase in gains on securities. Other income decreased from $2,365,249 in 2009 to $1,898,607 in 2010, a $466,642, or 19.73% decrease. The decrease was primarily due to a decrease in gains on securities, with a lesser decrease in service charges.

Other Expenses. Other expenses, which consist of non-interest operating expenses, decreased from $11,178,323 in 2010 to $11,115,412 in 2011, a $62,911 or 0.57% decrease. This decrease was primarily due to a decrease in employee benefits and impairment on securities offset by increases in salaries and wages and other expenses (primarily FDIC Assessments and legal expenses). Other expenses increased from $10,994,851 in 2009 to $11,178,323 in 2010, an $183,470 or 1.67% increase. This increase was primarily due to an increase in employee benefits and a lesser increase in salaries and an additional write-down of one Fannie Mae, two Freddie Macs and two Regional Diversified Funding (Reg. Div.) securities during 2010. This was primarily offset by a decrease in other expenses and a lesser decrease in occupancy expense.

Income Taxes. During the year ended December 31, 2011, the Company recorded an income tax expense of $767,410, compared to an income tax expense of $485,511 for the year ended December 31, 2010. This increase was due to a lesser amount contributed to provision for credit losses in 2011 and an increase in net interest income. During the year ended December 31, 2010, the Company recorded an income tax expense of $485,511, compared to an income tax benefit of $233,253 for the year ended December 31, 2009. This increase was due to a lesser amount contributed to provision for credit losses in 2010 and less interest expense paid on deposits.

Comparison of Financial Condition at December 31, 2011, 2010 and 2009

The Company's total assets increased to $365,260,263 at December 31, 2011 from $347,067,276 at December 31, 2010. The Company's total assets decreased to $347,067,276 at December 31, 2010 from $353,396,697 at December 31, 2009.

The Company's net loan portfolio increased to $232,734,257 at December 31, 2011 compared to $229,850,888 at December 31, 2010 and $235,882,862 at December 31, 2009. The increase in the loan portfolio during the 2011 period is primarily due to an increase in indirect automobile loans, residential mortgages, and installment loans. They were partially offset by decreases in commercial mortgages. The decrease in the loan portfolio during the 2010 period is primarily due to a decrease in indirect automobile loans, commercial mortgages, demand secured commercial loans and participation loans, both those purchased and sold. They were partially offset by refinance mortgages, purchase money mortgages, land development loans and home equity loans.

During 2011, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $102,866,555, a $15,598,196 or 17.88%, increase from $87,268,359 at December 31, 2010. This increase is primarily attributable to an increase in mortgage backed securities, Government agency CMO's and Non-MD municipals. These were partially offset by decreases in U.S. Government agencies and corporate trust preferred. During 2010, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $87,268,359, a $2,805,754 or 3.33%, increase from $84,462,605 at December 31, 2009. This increase is primarily attributable to an increase in municipal securities.

Deposits as of December 31, 2011 totaled $311,944,661, an increase of $17,499,833, or 5.95%, from the $294,444,828 total as of December 31, 2010. Deposits as of December 31, 2010 totaled $294,444,828, an increase of $86,991, or 0.03%, from the $294,357,837 total as of December 31, 2009. Demand deposits as of December 31, 2011 totaled $73,339,463, a $5,283,304, or 7.76%, increase from $68,056,159 at December 31, 2010. NOW and Super NOW accounts, as of December 31, 2011, increased by $355,681, or 1.51% from their 2010 level to $24,039,056. Money market accounts increased by $1,373,506, or 8.22%, from their 2010 level, to total $18,084,117 at December 31, 2011. Savings deposits increased by $7,056,225, or 13.31%, from their 2010 level, to $60,290,687 at December 31, 2011. Time deposits over $100,000 totaled $48,006,372 on December 31, 2011, an increase of $3,813,143, or 8.63% from December 31, 2010. Other time deposits (made up of certificates of deposit less than $100,000 and individual retirement accounts) totaled $88,183,704 on December 31, 2011, a $610,006 or 0.69% decrease from December 31, 2010.

Total stockholders' equity as of December 31, 2011 increased by $4,878,184, or 18.53%, from the 2010 period. The increase was attributed to an increase in earnings less the cash dividends paid, net of dividends reinvested and the increase in accumulated other comprehensive income. Total stockholders' equity as of December 31, 2010 increased by $1,183,524, or 4.71%, from the 2009 period. The increase was attributed to an increase in earnings less the cash dividends paid, net of dividends reinvested.

Off-Balance Sheet Arrangements

Off-Balance Sheet Arrangements. The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2011, the Bank has accrued $200,000 for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. The Company's principal market risk is interest rate risk that arises from its lending, investing and deposit taking activities. The Company's profitability is dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. The Bank's Asset/Liability and Risk Management Committee oversees the management of interest rate risk. The primary purpose of the committee is to manage the exposure of net interest margins to unexpected changes due to interest rate fluctuations. The

Company does not utilize derivative financial or commodity instruments or hedging strategies in its management of interest rate risk. The primary tool used by the committee to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest bearing assets and interest bearing liabilities subject to repricing within a given time period. These efforts affect the loan pricing and deposit rate policies of the Company as well as the asset mix, volume guidelines, and liquidity and capital planning.

The following table sets forth the Bank's interest-rate sensitivity at December 31, 2011.

	0-3 Months	Over 3 To 12 Months	Over 1 Through 5 Years	Over 5 Years	Total
			(Dollars In Thousands)		
Assets:					
Cash and due from banks	$ -	$ -	$ -	$ -	$ 9,300
Federal funds and overnight deposits	654	-	-	-	654
Securities	-	220	826	101,821	102,867
Loans	12,826	12,037	68,358	139,513	232,734
Fixed Assets	-	-	-	-	4,108
Other Assets	-	-	-	-	15,597
Total assets	$ 13,480	$ 12,257	$ 69,184	$ 241,334	$ 365,260
Liabilities:					
Demand deposit accounts	$ -	$ -	$ -	$ -	$ 73,339
NOW accounts	24,039	-	-	-	24,039
Money market deposit accounts	18,084	-	-	-	18,084
Savings accounts	60,070	221	-	-	60,291
IRA accounts	2,463	10,440	27,522	1,544	41,969
Certificates of deposit	17,617	34,389	41,342	874	94,222
Short-term borrowings	255	-	-	-	255
Long-term borrowings	-	-	-	20,000	20,000
Other liabilities	-	-	-	-	1,850
Stockholders' equity	-	-	-	-	31,211
Total liabilities and Stockholders' equity	$ 122,528	$ 45,050	$ 68,864	$ 22,418	$ 365,260
GAP	$ (109.048)	$ (32.793)	$ 320	$ 218,916	
Cumulative GAP	(109.048)	(141.841)	(141,521)	77,395	
Cumulative GAP as a % of total assets	(29.87%)	(38.86%)	(38.77%)	21.20%	

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW savings accounts are assumed to reprice at within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

In addition to gap analysis, the Bank utilizes a simulation model to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the economic value of equity. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model and, in the Bank's experience, the changes historically realized have been narrower than those projected by the model. However, the Bank believes that the model is a prudent forecasting tool. As of December 31, 2011, the model produced the following sensitivity profile for net interest income and the economic value of equity.

	Immediate Change in Rates			
	-200 Basis Points	-100 Basis Points	+100 Basis Points	+200 Basis Points
% Change in Net Interest Income	-6.9%	-4.5%	1.9%	1.5%
% Change in Economic Value of Equity	-21.1%	-13.9%	-1.2%	-10.5%

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits, residential and small business lending, and to meet specific and anticipated needs.

The Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold and money market mutual funds. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents (cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold), as of December 31, 2011, totaled $9,953,590, an increase of $953,287 or 10.60%, from the December 31, 2010 total of $9,000,303. This increase was due to the sales of mortgage backed securities, in the month of December, in the normal course of business.

As of December 31, 2011, the Bank was permitted to draw on a $52.45 million line of credit from the FHLB of Atlanta. Borrowings under the line are secured by a floating lien on the Bank's residential mortgage loans and its portfolio of U.S. Government and agency securities. As of December 31, 2011, there was nothing outstanding under the daily rate credit. There was also a $10 million convertible advance (callable monthly and with a final maturity of November 1, 2017.) There was a $5 million convertible advance settled July 21, 2008 with a final maturity of July 23, 2018. This advance has a 2.73% rate of interest and was callable quarterly, starting July 23, 2009. There was a $5 million convertible advance taken out August 22, 2008 which has a final maturity of August 22, 2018. This advance has a 3.344% rate of interest and is callable quarterly, starting August 22, 2011. In addition, the Bank has unsecured lines of credit totaling $3 million from a commercial bank on which there is no outstanding balances at December 31, 2011 and a $5 million unsecured line of credit from a financial bank.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2011, the Company was in compliance with these requirements with a leverage ratio of 8.20%, a Tier 1 risk-based capital ratio of 13.09% and total risk-based capital ratio of 14.35%. At December 31, 2011, the Bank met the criteria for designation as a well capitalized depository institution under FDIC regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements, starting on page F-8 and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Management has used the best information available to make the estimations necessary to value the related assets and liabilities based on historical experience and on various assumptions which are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the financial statements. The Company reevaluates these variables as facts and circumstances change. Historically, actual results have not differed significantly from the Company's estimates. The following is a summary of the more judgmental accounting estimates and principles involved in the preparation of the Company's financial statements, including the identification of the variables most important in the estimation process:

Allowance for Credit Losses. The Bank's allowance for credit losses is determined based upon estimates that can and do change when the actual events occur, including historical losses as an indicator of future losses, fair market value of collateral, and various general or industry or geographic specific economic events. The use of these estimates and values is inherently subjective and the actual losses could be greater or less than the estimates. For further information regarding our allowance for credit losses, see "Allowance for Credit Losses" under Item 1- "Business" of this Annual Report.

Accrued Taxes. Management estimates income tax expense based on the amount it expects to owe various tax authorities. Income taxes are discussed in more detail in Note 10 to the consolidated financial statements. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 - *Fair Value Measurements and Disclosures* amending Topic 820. The ASU provides for additional disclosures of transfers between assets and liabilities valued under Level 1 and 2 inputs as well as additional disclosures regarding those assets and liabilities valued under Level 3 inputs. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for those provisions addressing Level 3 fair value measurements which provisions are effective for fiscal years, and interim periods therein, beginning after December 15, 2010. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. The main objective of this ASU is to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The ASU requires that entities provide additional information to assist financial statement users in assessing their credit risk exposures and evaluating the adequacy of its allowance for credit losses. For the Company, the disclosures as of the end of a reporting period are required for the annual reporting periods ending on December 31, 2010. Required disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning January 1, 2011. The Company's compliance with this ASU resulted in additional disclosures in the Company's consolidated financial statements regarding its loan portfolio and related allowance for loan losses but did not change the accounting for loans or the allowance.

In April 2011, the FASB issued ASU No. 2011-02, Receivable (Topic 310), *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring*. The main objective of the ASU is to clarify a creditor's evaluation of whether in modifying a loan it has granted a concession in circumstances that qualify the loan as a Troubled Debt Restructured (TDR) loan. These loans are subject to various accounting and disclosure requirements. The ASU is effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. Certain disclosures are required for loans considered as TDR loans resulting from the application of the ASU that were not considered TDR loans under prior guidance. The Company's compliance with ASU No. 2011-02 did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820), *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The main objective of the ASU is to conform the requirements for measuring fair value and the disclosure information under U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for the disclosure about fair value measurements. Other amendments clarify existing requirements and change particular principles or requirements for measuring fair value or disclosing information about fair value measurements. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, early application for public entities is not permitted. The Company will review the requirements of ASU No. 2011-04 and comply with its requirements. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements

The FASB has issued several exposure drafts which, if adopted, would significantly alter the Company's (and all other financial institutions') method of accounting for, and reporting, its financial assets and some liabilities from a historical cost method to a fair value method of accounting as well as the reported amount of net interest income. Also, the FASB has issued an exposure draft regarding a change in the accounting for leases. Under this exposure draft, the total amount of "lease rights" and total amount of future payments required under all leases would be reflected on the balance sheets of all entities as assets and debt. If the changes under discussion in either of these exposure drafts are adopted, the financial statements of the Company could be materially impacted as to the amounts of recorded assets, liabilities, capital, net interest income, interest expense, depreciation expense, rent expense and net income. The Company has not determined the extent of the possible changes at this time. The exposure drafts are in different stages of review, approval and possible adoption.

2011

Glen Burnie Bancorp
Consolidated Financial Report

December 31, 2011

DO NOT GO WHERE THE PATH MAY LEAD, GO INSTEAD WHERE THERE IS NO PATH AND LEAVE A TRAIL.

— Ralph Waldo Emerson

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Glen Burnie Bancorp and Subsidiaries
Glen Burnie, Maryland

We have audited the accompanying consolidated balance sheets of Glen Burnie Bancorp and subsidiaries as of December 31, 2011, 2010, and 2009, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years then ended. Glen Burnie Bancorp and subsidiaries' management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glen Burnie Bancorp and subsidiaries as of December 31, 2011, 2010, and 2009, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

TGM Group LLC

Salisbury, Maryland
March 8, 2012

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	**2011**	2010	2009
Assets			
Cash and due from banks	**$ 6,877,110**	$ 6,492,313	$ 6,993,811
Interest-bearing deposits in other financial institutions	**2,422,579**	1,567,673	3,748,387
Federal funds sold	**653,901**	940,317	691,624
Cash and cash equivalents	**9,953,590**	9,000,303	11,433,822
Investment securities available for sale, at fair value	**102,866,555**	87,268,359	84,462,605
Federal Home Loan Bank stock, at cost	**1,520,400**	1,745,100	1,858,300
Maryland Financial Bank stock	**30,000**	100,000	100,000
Common stock in the Glen Burnie Statutory Trust I	**-**	-	155,000
Ground rents, at cost	**175,200**	178,200	184,900
Loans, less allowance for credit losses **2011 $3,930,924;** 2010 $3,399,516; 2009 $3,572,528;	**232,734,257**	229,850,888	235,882,862
Premises and equipment, at cost, less accumulated depreciation	**4,107,707**	4,123,616	4,120,597
Accrued interest receivable on loans and investment securities	**1,541,519**	1,538,883	1,626,792
Deferred income tax benefits	**1,680,899**	3,348,974	3,129,435
Other real estate owned	**1,110,696**	215,000	25,000
Cash value of life insurance	**8,433,155**	7,954,062	7,702,656
Other assets	**1,106,285**	1,743,891	2,714,728
Total assets	**$ 365,260,263**	$ 347,067,276	$ 353,396,697
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	**$ 73,339,463**	$ 68,056,159	$ 67,807,699
Interest-bearing	**238,605,198**	226,388,669	226,550,138
Total deposits	**311,944,661**	294,444,828	294,357,837
Short-term borrowings	**254,749**	4,273,948	81,290
Long-term borrowings	**20,000,000**	20,000,000	27,033,711
Junior subordinated debentures owed to unconsolidated subsidiary trust	**-**	-	5,155,000
Dividends payable	**271,791**	231,579	230,285
Accrued interest payable on deposits	**48,101**	55,131	112,599
Accrued interest payable on junior subordinated debentures	**-**	-	171,518
Other liabilities	**1,530,131**	1,729,144	1,105,335
Total liabilities	**334,049,433**	320,734,630	328,247,575
Commitments and contingencies			
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding **2011 2,717,909** shares; 2010 2,702,091 shares; 2009 2,683,015 shares;	**2,717,909**	2,702,091	2,683,015
Surplus	**9,437,605**	9,334,810	9,190,911
Retained earnings	**17,209,386**	15,300,344	14,311,508
Accumulated other comprehensive income (loss), net of tax	**1,845,930**	(1,004,599)	(1,036,312)
Total stockholders' equity	**31,210,830**	26,332,646	25,149,122
Total liabilities and stockholders' equity	**$ 365,260,263**	$ 347,067,276	$ 353,396,697

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	**2011**	2010	2009
Assets			
Cash and due from banks	**$ 6,877,110**	$ 6,492,313	$ 6,993,811
Interest-bearing deposits in other financial institutions	**2,422,579**	1,567,673	3,748,387
Federal funds sold	**653,901**	940,317	691,624
Cash and cash equivalents	**9,953,590**	9,000,303	11,433,822
Investment securities available for sale, at fair value	**102,866,555**	87,268,359	84,462,605
Federal Home Loan Bank stock, at cost	**1,520,400**	1,745,100	1,858,300
Maryland Financial Bank stock	**30,000**	100,000	100,000
Common stock in the Glen Burnie Statutory Trust I	**-**	-	155,000
Ground rents, at cost	**175,200**	178,200	184,900
Loans, less allowance for credit losses **2011 $3,930,924;** 2010 $3,399,516; 2009 $3,572,528;	**232,734,257**	229,850,888	235,882,862
Premises and equipment, at cost, less accumulated depreciation	**4,107,707**	4,123,616	4,120,597
Accrued interest receivable on loans and investment securities	**1,541,519**	1,538,883	1,626,792
Deferred income tax benefits	**1,680,899**	3,348,974	3,129,435
Other real estate owned	**1,110,696**	215,000	25,000
Cash value of life insurance	**8,433,155**	7,954,062	7,702,656
Other assets	**1,106,285**	1,743,891	2,714,728
Total assets	**$ 365,260,263**	$ 347,067,276	$ 353,396,697
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	**$ 73,339,463**	$ 68,056,159	$ 67,807,699
Interest-bearing	**238,605,198**	226,388,669	226,550,138
Total deposits	**311,944,661**	294,444,828	294,357,837
Short-term borrowings	**254,749**	4,273,948	81,290
Long-term borrowings	**20,000,000**	20,000,000	27,033,711
Junior subordinated debentures owed to unconsolidated subsidiary trust	**-**	-	5,155,000
Dividends payable	**271,791**	231,579	230,285
Accrued interest payable on deposits	**48,101**	55,131	112,599
Accrued interest payable on junior subordinated debentures	**-**	-	171,518
Other liabilities	**1,530,131**	1,729,144	1,105,335
Total liabilities	**334,049,433**	320,734,630	328,247,575
Commitments and contingencies			
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding **2011 2,717,909** shares; 2010 2,702,091 shares; 2009 2,683,015 shares;	**2,717,909**	2,702,091	2,683,015
Surplus	**9,437,605**	9,334,810	9,190,911
Retained earnings	**17,209,386**	15,300,344	14,311,508
Accumulated other comprehensive income (loss), net of tax	**1,845,930**	(1,004,599)	(1,036,312)
Total stockholders' equity	**31,210,830**	26,332,646	25,149,122
Total liabilities and stockholders' equity	**$ 365,260,263**	$ 347,067,276	$ 353,396,697

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31,	**2011**	2010	2009
Net income	**$ 2,993,093**	$ 2,064,785	$ 1,262,462
Other comprehensive income (loss), net of tax			
Unrealized holding gains (losses) arising during the period (net of deferred taxes (benefits) **2011 $2,008,578**; 2010 ($13,677); 2009 $18,260);	**3,041,274**	(20,709)	27,648
Reclassification adjustment for impairment loss included in net income (net of deferred tax benefits **2011 $8,722** 2010 $104,293; 2009 $30,539);	**13,206**	157,915	46,240
Reclassification adjustment for gains included in net income (net of deferred taxes **2011 $134,696**; 2010 $69,671; 2009 $233,034)	**(203,950)**	(105,493)	(352,847)
Total other comprehensive income (loss)	**2,850,530**	31,713	(278,959)
Comprehensive income	**$ 5,843,623**	$ 2,096,498	$ 983,503

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2011, 2010, and 2009

	Common Stock Shares	Common Stock Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
Balances, December 31, 2008	2,967,727	$ 2,967,727	$ 11,568,241	$ 14,129,637	$ (757,353)	$ 27,908,252
Net income	-	-	-	1,262,462	-	1,262,462
Shares repurchased and retired	(305,083)	(305,083)	(2,530,626)	-	-	(2,835,709)
Cash dividends, $.40 per share	-	-	-	(1,080,591)	-	(1,080,591)
Dividends reinvested under dividend reinvestment plan	20,371	20,371	153,296	-	-	173,667
Other comprehensive loss, net of tax	-	-	-	-	(278,959)	(278,959)
Balances, December 31, 2009	2,683,015	2,683,015	9,190,911	14,311,508	(1,036,312)	25,149,122
Net income	-	-	-	2,064,785	-	2,064,785
Cash dividends, $.40 per share	-	-	-	(1,075,949)	-	(1,075,949)
Dividends reinvested under dividend reinvestment plan	19,076	19,076	143,899	-	-	162,975
Other comprehensive loss, net of tax	-	-	-	-	31,713	31,713
Balances, December 31, 2010	**2,702,091**	**2,702,091**	**9,334,810**	**15,300,344**	**(1,004,599)**	**26,332,646**
Net income	**-**	**-**	**-**	**2,993,093**	**-**	**2,993,093**
Cash dividends, $.40 per share	**-**	**-**	**-**	**(1,084,051)**	**-**	**(1,084,051)**
Dividends reinvested under dividend reinvestment plan	**15,818**	**15,818**	**102,795**	**-**	**-**	**118,613**
Other comprehensive income, net of tax	**-**	**-**	**-**	**-**	**2,850,529**	**2,850,529**
Balances, December 31, 2011	**2,717,909**	**$ 2,717,909**	**$ 9,437,605**	**$ 17,209,386**	**$ 1,845,930**	**$ 31,210,830**

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	**2011**	2010	2009
Cash flows from operating activities:			
Net income	**$ 2,993,093**	$ 2,064,785	$ 1,262,462
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization, and accretion	**1,310,578**	1,001,488	652,780
Provision for credit losses	**663,000**	1,050,000	2,442,976
Deferred income tax benefits, net	**(214,529)**	(240,485)	(658,719)
Gains on disposals of assets, net	**(421,217)**	(248,221)	(569,428)
Provision on losses of other real estate owned	**40,000**	-	-
Impairment losses on investment securities	**91,928**	262,208	76,779
Income on investment in life insurance	**(479,093)**	(251,406)	(268,083)
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	**(2,636)**	87,909	53,600
Decrease (increase) in other assets	**632,311**	869,991	(1,838,514)
(Decrease) increase in accrued interest payable	**(7,030)**	(228,986)	(26,980)
(Decrease) increase in other liabilities	**(199,013)**	623,809	(167,572)
Net cash provided by operating activities	**4,407,392**	4,991,092	959,301
Cash flows from investing activities:			
Maturities of available for sale mortgage-backed securities	**14,206,384**	13,219,687	7,612,135
Sales of available for sale debt securities	**21,796,185**	9,073,406	24,920,635
Purchases of available for sale mortgage-backed securities	**(39,052,520)**	(18,958,955)	(54,787,147)
Purchases of other available for sale investment securities	**(8,306,325)**	(6,748,849)	(4,456,293)
Purchase of FHLB stock	**224,700**	113,200	(90,700)
Redemption of common stock in the Glen Burnie Staturtory Trust I	**-**	155,000	-
(Increase) decrease in loans, net	**(4,853,572)**	4,469,727	(3,218,217)
Proceeds from sales of other real estate	**371,507**	450,827	548,994
Proceeds from sales of premises and equipment	**15,932**	-	-
Purchases of premises and equipment	**(411,804)**	(377,912)	(1,398,320)
Net cash (used) provided by investing activities	**(16,009,513)**	1,396,131	(30,868,913)
Cash flows from financing activities:			
Increase (decrease) in noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts, net	**5,283,304**	248,460	4,268,940
Increase (decrease) in time deposits, net	**12,216,529**	(161,469)	20,321,299
(Decrease) increase in short-term borrowings	**(4,019,199)**	4,192,658	(548,565)
Repayments of long-term borrowings	**-**	(7,033,711)	(38,001)
Cash dividends paid	**(1,043,839)**	(1,074,655)	(1,236,100)
Common stock dividends reinvested	**118,613**	162,975	173,667
Redemption of guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	**-**	(5,155,000)	-
Repurchase and retirement of common stock	**-**	-	(2,835,709)
Net cash provided (used) by financing activities	**12,555,408**	(8,820,742)	20,105,531
Increase (decrease) in cash and cash equivalents	**953,287**	(2,433,519)	(9,804,081)
Cash and cash equivalents, beginning of year	**9,000,303**	11,433,822	21,237,903
Cash and cash equivalents, end of year	**$ 9,953,590**	$ 9,000,303	$ 11,433,822

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31,		**2011**		2010		2009
Supplementary Cash Flow Information:						
Interest paid	**$**	**3,689,610**	$	5,527,941	$	6,569,490
Income taxes paid		**900,000**		275,000		1,125,000
Total decrease (increase) in unrealized depreciation on available for sale securities		**4,733,133**		52,659		(463,192)
Supplementary Noncash Investing Activities:						
Loans converted to other real estate		**1,307,203**		512,247		25,000

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Bank of Glen Burnie (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting and financial reporting policies of the Bank conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Principles of Consolidation:

The consolidated financial statements include the accounts of Glen Burnie Bancorp and its subsidiaries, The Bank of Glen Burnie and GBB Properties, Inc., a company engaged in the acquisition and disposition of other real estate. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 20) of the Company account for the subsidiaries using the equity method of accounting.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States. Voting interest entities are entities, in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities (VIE's) are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interest, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company's wholly owned subsidiary, Glen Burnie Statutory Trust I, is a VIE for which the Company is not the primary beneficiary. Accordingly, the accounts of this entity are not included in the Company's consolidated financial statements.

Accounting Standards Codification:

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for interim and annual periods ending after September 15, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related literatures. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.

Securities Available for Sale:

Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income, net of tax. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Other Securities:

Federal Home Loan Bank ("FHLB") and Maryland Financial Bank ("MFB") stocks are equity interests that do not necessarily have readily determinable fair values for purposes of the ASC Topic 320, formerly, Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, because their ownership is restricted and they lack a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLB or another member institution.

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

Note 1. Summary of Significant Accounting Policies (continued)

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for loan losses typically consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either ASC Topic 450, formerly SFAS No 5, Accounting for Contingencies, or ASC Topic 310, formerly SFAS No 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes consideration of concentrations and changes in portfolio mix and volume.

Any unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. The historical losses used in the migration analysis may not be representative of actual unrealized losses inherent in the portfolio.

Reserve for Unfunded Commitments:

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Troubled Debt Restructurings:

In situations where, for economic or legal reasons related to a borrower's financial difficulties, management may grant a concession for other than insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a troubled debt restructuring. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches non-accrual status. These modified terms may include

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. Loans converted to OREO through foreclosure proceedings totaled **$1,307,203,** $512,247, and $25,000 for the years ended December 31, 2011, 2010, and 2009, respectively. The Bank financed no sales of OREO for 2011, 2010, or 2009, respectively.

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three to five years.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in ASC Topic 360, formerly SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*. As of December 31, 2011, 2010, and 2009, certain loans existed which management considered impaired (See Note 4). During the years ended December 31, 2011 and 2010, management deemed certain investment securities were impaired and recorded an impairment loss on these securities (See Note 3).

Income Taxes:

The provision for Federal and state income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

Temporary differences which give rise to deferred tax benefits relate principally to accrued deferred compensation, accumulated impairment losses on investment securities, allowance for credit losses, unused alternative minimum tax credits, net unrealized depreciation on investment securities available for sale, accumulated depreciation, OREO, and reserve for unfunded commitments.

Temporary differences which give rise to deferred tax liabilities relate principally to accumulated depreciation, accumulated securities discount accretion, and net unrealized appreciation on investment securities available for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

Credit Risk:

The Bank has unsecured deposits and Federal funds sold with several other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC").

Cash and Cash Equivalents:

The Bank has included cash and due from banks, interest-bearing deposits in other financial institutions, and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

Accounting for Stock Options:

The Company follows ASC Topic 718, formerly SFAS No. 123R, *Share-Based Payments*, for accounting and reporting for stock-based compensation plans. ASC Topic 718 defines a fair value at grant date based method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income.

Earnings per share:

Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Financial Statement Presentation:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities. Such reserves averaged approximately **$4,573,000**, $4,700,000, and $5,026,000 during the years ended December 31, 2011, 2010, and 2009, respectively.

Note 3. Investment Securities

Investment securities are summarized as follows:

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 28,360	$ -	$ -	$ 28,360
State and municipal	37,165,358	1,808,576	46,811	38,927,123
Corporate trust preferred	635,239	-	200,015	435,224
Mortgage-backed	61,972,542	1,606,338	103,032	63,475,848
	$ 99,801,499	$ 3,414,914	$ 349,858	$ 102,866,555

Note 3. Investment Securities (continued)

December 31, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 1,028,360	$ 51,640	$ 200	$ 1,079,800
State and municipal	34,775,927	54,285	1,960,277	32,869,935
Corporate trust preferred	1,793,287	64,898	717,115	1,141,070
Mortgage-backed	51,337,038	984,851	144,335	52,177,554
	$ 88,934,612	$ 1,155,674	$ 2,821,927	$ 87,268,359

December 31, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 3,180,360	$ 14,060	$ 135,330	$ 3,059,090
State and municipal	30,073,170	335,146	664,647	29,743,669
Corporate trust preferred	2,080,282	33,521	1,102,874	1,010,929
Mortgage-backed	50,849,527	368,642	569,252	50,648,917
	$ 86,183,339	$ 751,369	$ 2,472,103	$ 84,462,605

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 are as follows:

	Less than 12 months		**12 months or more**		**Total**	
	Fair Value	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Obligations of U.S. Government agencies	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
State and Municipal	**408,048**	**3,701**	**512,670**	**43,110**	**920,718**	**46,811**
Corporate trust preferred	**-**	**-**	**435,249**	**200,015**	**435,249**	**200,015**
Mortgaged-backed	**10,066,939**	**91,792**	**715,338**	**11,240**	**10,782,277**	**103,032**
	$ 10,474,987	**$ 95,493**	**$ 1,663,257**	**$ 254,365**	**$ 12,138,244**	**$ 349,858**

At December 31, 2011, the Company owned one pooled trust preferred security issued by Regional Diversified Funding, Senior notes with a Fitch credit rating of B, which is included in the securities described above. The market for these securities at December 31, 2011 was not active and markets for similar securities were also not active.

The market values for these securities (and any securities other than those issued or guaranteed by the U.S. Treasury) are very depressed relative to historical levels. Therefore, a low market price for a particular security may only provide evidence of stress in the credit markets overall rather than being an indicator of credit problems with a particular issuer.

Note 3. Investment Securities (continued)

During the first quarter of 2011, the Company took an additional write down of **$21,928** on the trust preferred securities to bring the book value into alignment with the net present value of $635,228 which was arrived at as the result of cash flow testing performed by an unrelated third party in order to measure the extent of other-than-temporary-impairment ("OTTI"). This testing assumed future defaults on the currently performing financial institutions of 75 basis points applied annually with a 15% recovery after a two year lag on both current and future defaulting financial institutions. At year-end, the Company retested for possible OTTI by using a more stringent test by recalculating the net present value using a default rate of 150 basis points applied annually with a 0% recovery. The testing resulted in a net present value above the current book value.

The stock of Maryland Financial Bank is not readily marketable. During 2011, the stock was written down $70,000 due to the price of a new stock offering, which price was a discount to par.

During 2010, the Company also took a write down of $110,208 on the same trust preferred securities, with the present value of $838,136 which was arrived at as the result of cash flow testing performed by an unrelated third party in order to measure the extent of other-than-temporary-impairment ("OTTI"). This testing assumed defaults of 75 basis points applied annually with a 15% recovery.

During 2010, the Company also took an additional write down of $152,000 on the Freddie Mac and Fannie Mae securities already written down in 2008. In management's judgment the decline in the market value of these securities are permanent in nature and therefore were written down to the current market value as provided by third party repricing provider.

During 2009, the Company took a write down of $76,779 on the same trust preferred securities above to bring the book value into alignment with the current and performing principal balance outstanding, which we considered to be a prudent action to take in the current environment based on defaults by three of the twenty-nine financial institutions in the pool. In addition, cash flow testing was performed by an unrelated third party in order to measure the extent of other-than-temporary-impairment ("OTTI"). This testing, assumed a 15% recovery with a two year lag on two of the previously defaulting financial institutions, with future defaults on the currently performing financial institutions of 150 basis points applied annually with no future recovery. This testing resulted in a net present value of $1,142,047, compared to the book value of $1,127,965 at December 31, 2009.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2011, management had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. On December 31, 2011, the Bank held 5 investment securities having continuous unrealized loss positions for more than 12 months. Management has determined that all unrealized losses are either due to increases in market interest rates over the yields available at the time the underlying securities were purchased, current call features that are nearing, and the effect the sub-prime market has had on all mortgaged-backed securities. The Bank has no mortgaged-backed securities collateralized by sub-prime mortgages. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2011, management believes the impairments detailed in the table above are temporary and no additional impairment loss is required to be realized in the Company's consolidated income statement.

Note 3. Investment Securities (continued)

A rollforward of the cumulative other-than-temporary credit losses recognized in earnings for all debt and equity securities for which a portion of an other-then-temporary loss is recognized in accumulated other comprehensive loss is as follows:

	2011	2010	2009
Estimated credit losses, beginning of year	**$ 3,154,987**	$ 2,892,779	$ 2,816,000
Credit losses - no previous OTTI recognized	**70,000**	-	76,779
Credit losses - previous OTTI recognized	**21,928**	262,208	-
Estimated credit losses, end of year	**$ 3,246,915**	$ 3,154,987	$ 2,892,779

Contractual maturities of investment securities at December 31, 2011, 2010, and 2009 are shown below. Actual maturities may differ from contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

	Available for Sale	
December 31, 2011	**Amortized Cost**	**Fair Value**
Due within one year	**$ -**	**$ -**
Due over one to five years	**1,032,792**	**1,046,248**
Due over five to ten years	**304,998**	**334,044**
Due over ten years	**36,491,167**	**38,010,415**
Mortgage-backed, due in monthly installments	**61,972,542**	**63,475,848**
	$ 99,801,499	**$ 102,866,555**
December 31, 2010		
Due within one year	$ -	$ -
Due over one to five years	1,589,004	1,609,925
Due over five to ten years	304,997	312,135
Due over ten years	35,703,573	33,168,745
Mortgage-backed, due in monthly installments	51,337,038	52,177,554
	$ 88,934,612	$ 87,268,359

Note 3. Investment Securities (continued)

December 31, 2009		
Due within one year	$ 649,998	$ 650,982
Due over one to five years	1,825,146	1,850,726
Due over five to ten years	565,946	571,123
Due over ten years	32,292,722	30,740,857
Mortgage-backed, due in monthly installments	50,849,527	50,648,917
	$ 86,183,339	$ 84,462,605

Proceeds from sales of available for sale securities prior to maturity totaled **$21,796,185**, $9,073,406, and $24,920,635 for the years ended December 31, 2011, 2010, and 2009, respectively. The Bank realized gains of **$434,113** and losses of **$25,467** on those sales for 2011. The Bank realized gains of $176,046 and losses of $882 on those sales for 2010. The Bank realized gains of $600,696 and losses of $14,815 on those sales for 2009. Realized gains and losses were calculated based on the amortized cost of the securities at the date of trade. Income tax expense relating to net gains on sales of investment securities totaled **$161,190**, $69,674, and $233,034 for the years ended December 31, 2011, 2010, and 2009, respectively.

The Bank has no derivative financial instruments required to be disclosed under ASC Topic 815, formerly SFAS No. 149, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments*.

Note 4. Loans and Allowance

Major categories of loans are as follows:

	2011	2010	2009
Mortgage:			
Residential	**$ 107,664,598**	$ 102,199,134	$ 95,683,441
Commercial	**67,655,908**	72,669,909	79,845,030
Construction and land development	**5,091,870**	5,363,232	1,742,515
Demand and time	**7,193,074**	7,193,070	9,800,625
Installment	**50,118,030**	46,860,351	53,222,692
	237,723,480	234,285,696	240,294,303
Unearned income on loans	**(1,058,299)**	(1,035,292)	(838,913)
	236,665,181	233,250,404	239,455,390
Allowance for credit losses	**(3,930,924)**	(3,399,516)	(3,572,528)
	$ 232,734,257	$ 229,850,888	$ 235,882,862

The Bank has an automotive indirect lending program where vehicle collateralized loans made by dealers to consumers are acquired by the Bank. The Bank's installment loan portfolio included approximately **$31,907,000**, $30,286,000, and $37,092,000 of such loans at December 31, 2011, 2010, and 2009, respectively.

The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Loans and Allowance (continued)

Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2011, 2010, and 2009, the amounts of such loans outstanding totaled **$4,887,753**, $5,109,539, and $5,137,397, respectively. During 2011, loan additions and repayments totaled **$1,453,522** and **$1,675,308**, respectively.

Allowance for Loan Losses

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Bank has segmented the loan portfolio into the following classifications:

- Commercial and Industrial;
- Commercial Real Estate;
- Consumer and Indirect;
- Residential Real Estate.

Each of these segments are reviewed and analyzed quarterly using the average historical charge-offs over a current three year period for their respective segments as well as the following qualitative factors:

- Changes in the levels and trends in delinquencies, nonaccruals, classified assets and troubled debt restructurings
- Changes in the nature and volume of the portfolio
- Effects of any changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices
- Changes in the experience, ability, and depth of management and staff
- Changes in national and local economic conditions and developments, including the condition of various market segments
- Changes in the concentration of credits within each pool
- Changes in the quality of the Bank's loan review system and the degree of oversight by the Board
- Changes in external factors such as competition and the legal environment including Regulation B
- Changes in the underlying collateral for collateral dependent loans

The above factors result in a FAS 5, as codified in FASB ASC 450-10- 20, calculated reserve for environmental factors.

All credit exposures graded at or above a rating of "4" with outstanding balances (see ratings on page 21) are to be reviewed no less than quarterly for the purpose of determining if a specific allocation is needed for that credit. The determination for a specific reserve is evaluated relative to the general reserve factor for assets of the same type and grade. If a specific reserve is appropriate and exceeds the general reserve factor, a specific reserve is to be established. Otherwise, the asset is included in the portfolio of assets that comprise the base upon which the general reserve is calculated. The establishment of a specific reserve does not necessarily mean that the credit with the specific reserve will definitely incur loss at the reserve level. It is only an estimation of potential loss based upon anticipated events. A specific reserve will not be established unless loss elements can be determined and quantified based on known facts. The total allowance reflects management's estimate of loan losses inherent in the loan portfolio as of December 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Loans and Allowance (continued)

The following table presents the total allowance by loan segment:

2011	**Commercial and Industrial**	**Commercial Real Estate**	**Consumer and Indirect**	**Residential Real Estate**	**Unallocated**	**Total**
Balance, beginning of year	**$ 263,251**	**$ 2,108,223**	**$ 829,517**	**$ 196,275**	**$ 2,250**	**$ 3,399,516**
Provision for credit losses	**295,525**	**(165,691)**	**256,886**	**402,163**	**(125,883)**	**663,000**
Recoveries	**4,010**	**70,430**	**408,889**	**1,475**	**-**	**484,804**
Loans charged off	**(5,617)**	**-**	**(606,678)**	**(4,101)**	**-**	**(616,396)**
Balance, end of year	**$ 557,169**	**$ 2,012,962**	**$ 888,614**	**$ 595,812**	**$ (123,633)**	**$ 3,930,924**
Individually evaluated for impairment:						
Balance in allowance	**$ 455,735**	**$ 1,641,711**	**$ 44,235**	**$ 411,423**	**$ -**	**$ 2,553,104**
Related loan balance	**730,061**	**6,502,986**	**100,455**	**1,703,322**	**-**	**9,036,824**
Collectively evaluated for impairment:						
Balance in allowance	**$ 101,434**	**$ 371,251**	**$ 844,379**	**$ 184,389**	**$ (123,633)**	**$ 1,377,820**
Related loan balance	**6,463,013**	**64,570,908**	**50,017,575**	**107,635,160**	**-**	**228,686,656**

2010	Commercial and Industrial	Commercial Real Estate	Consumer and Indirect	Residential Real Estate	Unallocated	Total
Balance, beginning of year	$ 237,461	$ 2,380,024	$ 842,901	$ 162,142	$ (50,000)	$ 3,572,528
Provision for credit losses	(7,822)	542,416	448,197	14,959	52,250	1,050,000
Recoveries	45,731	10,593	497,479	85,195	-	638,998
Loans charged off	(12,119)	(824,810)	(959,060)	(66,021)	-	(1,862,010)
Balance, end of year	$ 263,251	$ 2,108,223	$ 829,517	$ 196,275	$ 2,250	$ 3,399,516
Individually evaluated for impairment:						
Balance in allowance	$ 180,736	$ 1,691,887	$ 20,000	$ 32,146	$ -	$ 1,924,769
Related loan balance	481,847	6,605,317	77,358	427,204	-	7,591,726
Collectively evaluated for impairment:						
Balance in allowance	$ 82,515	$ 416,336	$ 809,517	$ 164,129	$ 2,250	$ 1,474,747
Related loan balance	6,711,223	69,844,314	46,782,993	103,355,240	-	226,693,770

	2009
Balance, beginning of year	$ 2,021,690
Provision for credit losses	2,442,976
Recoveries	395,584
Loans charged off	(1,287,722)
Balance, end of year	$ 3,572,528

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Loans and Allowance (continued)

Credit Quality Information

The following table represents credit exposures by creditworthiness category for the year ending December 31, 2011. The use of creditworthiness categories to grade loans permits management to estimate a portion of credit risk. The Bank's internal creditworthiness is based on experience with similarly graded credits. Loans that trend upward toward higher credit grades typically have less credit risk and loans that migrate downward typically have more credit risk.

The Bank's internal risk ratings are as follows:

1. Superior – minimal risk. (normally supported by pledged deposits, United States government securities, etc.)
2. Above Average – low risk. (all of the risks associated with this credit based on each of the bank's creditworthiness criteria are minimal)
3. Average – moderately low risk. (most of the risks associated with this credit based on each of the bank's creditworthiness criteria are minimal)
4. Acceptable – moderate risk. (the weighted overall risk associated with this credit based on each of the bank's creditworthiness criteria is acceptable)
5. Other Assets Especially Mentioned – moderately high risk. (possesses deficiencies which corrective action by the bank would remedy; potential watch list)
6. Substandard – (the bank is inadequately protected and there exists the distinct possibility of sustaining some loss if not corrected)
7. Doubtful – (weaknesses make collection or liquidation in full, based on currently existing facts, improbable)
8. Loss – (of little value; not warranted as a bankable asset)

Loans rated 1-4 are considered "Pass" for purposes of the risk rating chart below.

Risk ratings of loans by categories of loans are as follows:

2011	**Commercial and Industrial**	**Commercial Real Estate**	**Consumer and Indirect**	**Residential Real Estate**	**Total**
Pass	$ 5,882,615	$ 58,798,799	$ 48,528,582	$ 106,301,944	219,511,940
Special mention	327,048	4,736,458	1,324,580	1,333,217	7,721,303
Substandard	983,411	7,538,637	190,044	1,703,321	10,415,413
Doubtful	-	-	74,824	-	74,824
Loss	-	-	-	-	-
	$ 7,193,074	$ 71,073,894	$ 50,118,030	$ 109,338,482	$ 237,723,480
Non-accrual	20,286	4,484,260	74,824	481,323	5,060,693
Troubled debt restructures	9,491	2,818,295	-	1,280,423	4,108,209
Number of TDRs contracts	1	1	-	1	3
Non-performing TDRs	-	2,818,295	-	-	2,818,295
Number of TDR accounts	-	1	-	-	1

Note 4. Loans and Allowance (continued)

2010	Commercial and Industrial	Commercial Real Estate	Consumer and Indirect	Residential Real Estate	Total
Pass	$ 5,852,779	$ 66,763,903	$ 44,931,931	$ 102,281,090	$ 219,829,703
Special mention	642,248	686,338	1,543,756	809,127	3,681,469
Substandard	698,043	8,999,390	259,939	692,427	10,649,799
Doubtful	-	-	124,725	-	124,725
Loss	-	-	-	-	-
	$ 7,193,070	$ 76,449,631	$ 46,860,351	$ 103,782,644	$ 234,285,696
Non-accrual	1,359,554	4,522,246	124,925	976,279	6,983,004
Troubled debt restructures	35,711	2,808,466	-	-	2,844,177
Number of TDRs accounts	1	1	-	-	2

At December 31, 2011, the recorded investment in new troubled debt restructurings totaled **$1,280,423**. During 2011, this troubled debt restructuring has continued to perform under the terms of the modified agreement.

At December 31, 2010, the recorded investment in new troubled debt restructurings totaled $0. During 2010, one troubled debt restructuring transpired totaling $2,808,466, however did not perform under the terms of the modified agreement and is included in impaired and nonaccrual loans.

The Bank has no commitments to loan additional funds to the borrowers of restructured, impaired, or non-accrual loans.

Current, past due, and nonaccrual loans by categories of loans are as follows:

2011	**Current**	**30-89 Days Past Due**	**90 Days or More and Still Accruing**	**Nonaccrual**	**Total**
Commercial and industrial	**$ 7,134,672**	**$ 38,116**	**$ -**	**$ 20,286**	**$ 7,193,074**
Commercial real estate	**66,589,634**	**-**	**-**	**4,484,260**	**71,073,894**
Consumer and indirect	**48,744,945**	**1,298,261**	**-**	**74,824**	**50,118,030**
Residential real estate	**108,703,963**	**134,591**	**18,605**	**481,323**	**109,338,482**
	$ 231,173,214	**$ 1,470,968**	**$ 18,605**	**$ 5,060,693**	**$ 237,723,480**

2010	Current	30-89 Days Past Due	90 Days or More and Still Accruing	Nonaccrual	Total
Commercial and industrial	$ 5,735,517	$ 97,999	$ -	$ 1,359,554	$ 7,193,070
Commercial real estate	70,675,983	1,251,402	-	4,522,246	76,449,631
Consumer and indirect	45,155,344	1,580,082	-	124,925	46,860,351
Residential real estate	102,706,757	99,608	-	976,279	103,782,644
	$ 224,273,601	$ 3,029,091	$ -	$ 6,983,004	$ 234,285,696

Note 4. Loans and Allowance (continued)

Loans on which the accrual of interest has been discontinued totaled **$5,060,693**, $6,983,004, and $3,016,727 at December 31, 2011, 2010, and 2009, respectively. Interest that would have been accrued under the terms of these loans totaled **$268,407**, $145,148, and $105,365 for the years ended December 31, 2011, 2010, and 2009, respectively. Loans past due 90 days or more and still accruing interest totaled **$18,605**, $0 and $0 at December 31, 2011, 2010 and 2009, respectively.

Non-accrual loans with specific reserves at December 31, 2011 are comprised of:

Commercial loans - Two loans to one borrower totaling $20,286 with $20,286 of specific reserves established.

Residential Real Estate - One loan secured by residential property in the amount of $239,364 with a specific reserve established for this loan in the amount of $26,000.

Commercial Real Estate - Three loans to two borrowers in the amount of $4,484,261 secured by commercial and/or residential properties with specific reserves of $1,142,032 established for the loans.

Impaired Loans

When management identifies a loan as impaired, the impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases management used the current fair value of the collateral, less selling cost when foreclosure is probable, instead of discounted cash flows. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance.

When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received, under the cash basis method.

The following table includes the recorded investment and unpaid principal balances for impaired financing receivables with the associated allowance amount, if applicable. Management determined the specific reserve in the allowance based on the present value of expected future cash flows, discounted at the loan's effective interest rate, except when the remaining source of repayment for the loan is the operation or liquidation of the collateral. In those cases, the current fair value of the collateral, less selling costs was used to determine the specific allowance recorded.

Also presented are the average recorded investments in the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal, under the cost recovery method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Loans and Allowance (continued)

2011		Recorded Investment	Unpaid Principal Balance	Interest Income Recognized	Specific Reserve	Average Recorded Investment
Impaired loans with specific reserves:						
Real-estate - mortgage:						
Residential	$	1,703,322	1,703,322	62,320	411,423	1,708,158
Commercial		6,502,986	7,102,986	218,564	1,641,711	6,559,298
Consumer		100,455	100,455	10,423	44,235	103,733
Installment		-	-	-	-	-
Home Equity		-	-	-	-	-
Commercial		730,061	730,061	40,445	455,735	755,371
Total impaired loans with specific reserves	$	9,036,824	9,636,824	331,752	2,553,104	9,126,560
Impaired loans with no specific reserve:						
Real-estate - mortgage:						
Residential	$	260,564	260,564	7,149	n/a	245,128
Commercial		1,035,652	1,035,652	50,036	n/a	1,051,139
Consumer		25,000	25,000	-	n/a	-
Installment		264,868	264,868	-	n/a	-
Home Equity		-	-	-	n/a	-
Commercial		253,350	253,350	20,937	n/a	303,606
Total impaired loans with no specific reserve	$	1,839,434	1,839,434	78,122	-	1,599,873

2010		Recorded Investment	Unpaid Principal Balance	Interest Income Recognized	Specific Reserve	Average Recorded Investment
Impaired loans with specific reserves:						
Real-estate - mortgage:						
Residential	$	427,204	427,204	19,326	32,146	431,575
Commercial		6,605,317	7,205,317	417,554	1,691,887	6,513,982
Consumer		77,358	77,358	2,605	20,000	77,358
Installment		-	-	-	-	-
Home Equity		-	-	-	-	-
Commercial		481,847	481,847	30,651	180,736	502,870
Total impaired loans with specific reserves	$	7,591,726	8,191,726	470,136	1,924,769	7,525,785
Impaired loans with no specific reserve:						
Real-estate - mortgage:						
Residential	$	230,947	230,947	12,204	n/a	231,090
Commercial		2,394,073	2,394,073	67,082	n/a	3,285,175
Consumer		389,217	389,217	-	n/a	513,901
Installment		-	-	-	n/a	-
Home Equity		-	-	-	n/a	-
Commercial		853,485	853,485	45,407	n/a	973,839
Total impaired loans with no specific reserve	$	3,867,722	3,867,722	124,693	-	5,004,005

Note 5. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	2011	2010	2009
Land		**$ 684,977**	$ 684,977	$ 684,977
Buildings	5-50 years	**5,962,830**	5,937,856	5,864,145
Equipment and fixtures	5-30 years	**5,182,979**	5,200,693	5,093,759
Construction in progress		**19,232**	39,704	322
		11,850,018	11,863,230	11,643,203
Accumulated depreciation		**(7,742,311)**	(7,739,614)	(7,522,606)
		$ 4,107,707	$ 4,123,616	$ 4,120,597

Depreciation expense totaled **$392,493**, $368,248, and $334,465 for the years ended December 31, 2011, 2010, and 2009, respectively. Amortization of software and intangible assets totaled **$40,154**, $58,668, and $75,694 for the years ended December 31, 2011, 2010, and 2009, respectively.

The Bank leases its Severna Park and Linthicum branches. Minimum lease obligations under the Severna Park branch are $30,000 per year through September 2012 and $33,000 through September 2013. There is a one year renewal option at the same rent amount. Minimum lease obligations under the Linthicum branch are $104,335 per year through December 2014, adjusted annually on a pre-determined basis, with one ten year extension option. The Bank is also required to pay all maintenance costs under all these leasing arrangements. Rent expense totaled **$137,204**, $134,081, and $227,479 for the years ended December 31, 2011, 2010, and 2009, respectively.

Note 6. Short-term Borrowings

Short-term borrowings are as follows:

	2011	2010	2009
Notes payable - U.S. Treasury	**$ 254,749**	$ 273,948	$ 81,290
FHLB	**-**	4,000,000	-
	$ 254,749	$ 4,273,948	$ 81,290

Notes payable to the U.S. Treasury represents Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at or below the Federal funds rate. This arrangement is secured by investment securities with an amortized cost of **$996,392** for the year ended December 31, 2011. This security replaced one that was called in 2011.

The Bank owned 15,204 shares of common stock of the FHLB at December 31, 2011. The Bank is required to maintain an investment of 0.2% of total assets, adjusted annually, plus 4.5% of total advances, adjusted for advances and repayments. The credit available under this facility is determined at 20% of the Bank's total assets, or approximately $52,450,000 at December 31, 2011. Long-term advances totaled **$20,000,000** under this credit arrangement at December 31, 2011 (see Note 7). This credit facility is secured by a floating lien on the Bank's residential mortgage loan portfolio. Average short-term borrowings under this facility approximated **$811,000**, $307,000 and $11,000 for 2011, 2010, and 2009, respectively.

Note 6. Short-term Borrowings (continued)

The Bank also has available **$3,000,000**, $3,000,000, and $9,000,000 at December 31, 2011, 2010, and 2009, respectively, in a short-term credit facility, an unsecured line of credit, from another bank for short-term liquidity needs, if necessary. No outstanding borrowings existed under this credit arrangement at December 31, 2011, 2010, and 2009.

The Bank has a $5,000,000 federal funds line of credit from a financial bank with nothing outstanding as of December 31, 2011.

Note 7. Long-term Borrowings

Long-term borrowings are as follows:

	2011	2010	2009
Federal Home Loan Bank of Atlanta, convertible advances	**$ 20,000,000**	$ 20,000,000	$ 27,000,000
Mortgage payable-individual, interest at 7%, payments of $3,483, including principal and interest, due monthly through October 2010, secured by real estate	**-**	-	33,711
	$ 20,000,000	$ 20,000,000	$ 27,033,711

The Federal Home Loan Bank of Atlanta, convertible advances total includes the following:

A $10,000,000 convertible advance issued in 2007, which has a final maturity of November, 1, 2017, but is callable monthly. This advance has a 3.28% interest rate, with interest payable monthly. The proceeds of the convertible advance were used to fund loans and purchase investment securities.

A $5,000,000 convertible advance issued in 2008, which has a final maturity of July 23, 2018, but is callable quarterly starting July 23, 2009. This advance has a 2.73% interest rate, with interest payable quarterly. The proceeds of the convertible advance were used to fund loans.

A $5,000,000 convertible advance issued in 2008, which has a final maturity of August 22, 2018, but is callable quarterly starting August 22, 2011. This advance has a 3.34% interest rate, with interest payable quarterly. The proceeds of the convertible advance were used to fund loans.

At December 31, 2011, the scheduled maturities of long-term borrowings are approximately as follows:

	2011
2016 and thereafter	**20,000,000**

Note 8. Junior Subordinated Debentures Owed To Unconsolidated Subsidiary Trust

The Bancorp sponsored a trust, Glen Burnie Statutory Trust I, of which 100% of the common equity is owned by the Company. The trust was formed for the purpose of issuing Company-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of the Company (the debentures). The debentures held by the trust are the sole assets of that trust. Distributions on the capital securities issued by the trust are payable semi-annually at a 10.6% rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The

Note 8. Junior Subordinated Debentures Owed To Unconsolidated Subsidiary Trust (continued)

capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The Bancorp exercised its right to call both the capital securities of the statutory trust and the junior subordinated debentures on September 7, 2010. As a result, the Company realized a $250,000 early call premium, which is included in interest expense on junior subordinated debentures for the year ended December 31, 2010.

At December 31, 2009, despite the fact that the Trust I was not included in the Company's consolidated financial statements, the trust preferred securities issued by these subsidiary trusts were included in the Tier 1 capital of the Company for regulatory capital purposes. Federal Reserve Board rules limit the aggregate amount of restricted core capital elements (which includes trust preferred securities, among other things) that may be included in the Tier 1 capital of most bank holding companies to 25% of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The current quantitative limits did not preclude the Company from including the $5.0 million in trust preferred securities outstanding in Tier 1 capital as of December 31, 2009.

Note 9. Deposits

Major classifications of interest-bearing deposits are as follows:

	2011	2010	2009
NOW and SuperNOW	**$ 24,039,056**	$ 23,683,375	$ 22,353,053
Money Market	**18,084,117**	16,710,611	15,284,223
Savings	**60,063,518**	53,007,293	48,378,319
Certificates of Deposit, $100,000 or more	**31,414,705**	30,885,936	31,576,905
Other time deposits	**105,003,802**	102,101,454	108,957,638
	$ 238,605,198	$ 226,388,669	$ 226,550,138

Interest expense on deposits is as follows:

	2011	2010	2009
NOW and SuperNOW	**$ 28,819**	$ 27,833	$ 27,702
Money Market	**54,006**	66,840	57,280
Savings	**160,446**	147,998	134,607
Certificates of Deposit, $100,000 or more	**558,538**	734,355	1,063,174
Other time deposits	**2,236,531**	2,719,605	3,654,519
	$ 3,038,340	$ 3,696,631	$ 4,937,282

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Deposits (continued)

At December 31, 2011, the scheduled maturities of time deposits are approximately as follows:

	2011
2012	**$ 65,136,000**
2013	**33,294,000**
2014	**10,042,000**
2015	**11,939,000**
2016	**13,589,000**
2017 and thereafter	**2,419,000**
	$ 136,419,000

Deposit balances of executive officers and directors and their affiliated interests totaled approximately **$2,053,000**, $2,131,000, and $2,215,000 at December 31, 2011, 2010, and 2009, respectively.

The Bank had no brokered deposits at December 31, 2011, 2010, and 2009.

Note 10. Income Taxes

The components of income tax expense for the years ended December 31, 2011, 2010, and 2009 are as follows:

	2011	2010	2009
Current:			
Federal	**$ 720,259**	$ 472,423	$ 268,693
State	**261,679**	253,573	156,773
Total current	**981,938**	725,996	425,466
Deferred income taxes (benefits):			
Federal	**(156,652)**	(231,837)	(509,545)
State	**(57,876)**	(8,648)	(149,174)
Total deferred	**(214,528)**	(240,485)	(658,719)
Income tax expense (benefit)	**$ 767,410**	$ 485,511	$ (233,253)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Income Taxes (continued)

A reconciliation of income tax expense computed at the statutory rate of 34% to the actual income tax expense for the years ended December 31, 2011, 2010, and 2009 is as follows:

	2011	2010	2009
Income (loss) before income tax expense (benefit)	**$ 3,760,503**	$ 2,550,296	$ 1,029,209
Taxes computed at Federal income tax rate	**$ 1,278,569**	$ 867,102	$ 349,925
Increase (decrease) resulting from:			
Tax-exempt income	**(600,429)**	(530,509)	(502,488)
State income taxes, net of Federal income tax benefit	**134,510**	161,650	(80,690)
Other	**(45,240)**	(12,732)	-
Income tax expense (benefit)	**$ 767,410**	$ 485,511	$ (233,253)

The components of the net deferred income tax benefits as of December 31, 2011, 2010, and 2009 are as follows:

	2011	2010	2009
Deferred income tax benefits:			
Accrued deferred compensation	**$ 108,861**	$ 99,454	$ 90,594
Impairment loss on investment securities	**1,212,351**	1,176,090	1,072,662
Allowance for credit losses	**1,275,889**	1,077,153	1,206,604
Nonaccrual interest	**69,103**	69,103	11,849
Alternative minimum tax credits	**136,952**	199,140	-
Net unrealized depreciation on investment securities available for sale	-	663,477	684,422
Accumulated depreciation	**62,144**	39,916	35,692
Other real estate owned	-	2,644	-
Reserve for unfunded commitments	**78,890**	78,890	78,890
Total deferred income tax benefits	**2,944,190**	3,405,867	3,180,713
Deferred income tax liabilities:			
Accumulated securities discount accretion	**44,165**	56,893	51,278
Net unrealized appreciation on investment securities available for sale	**1,219,126**	-	-
Total deferred income tax liabilities	**1,263,291**	56,893	51,278
Net deferred income tax benefits	**$ 1,680,899**	$ 3,348,974	$ 3,129,435

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Income Taxes (continued)

Management has determined that no valuation allowance is required as it believes it is more likely then not that all of the deferred tax assets will be fully realizable in the future. At December 31, 2011, 2010, and 2009, management believes there are no uncertain tax positions under ASC Topic 740 Income Taxes (formerly FIN 48, Accounting for Uncertainty in Income Taxes).

The Company's federal income tax returns for 2010, 2009, and 2008 are subject to examinations by the IRS generally for three years after they were filed. In addition, the Company's state tax returns for the same years are subject to examination by state tax authorities for similar time periods. The 2011 income tax return will be filed in 2012.

Note 11. Pension and Profit Sharing Plans

The Bank has a money purchase pension plan, which provides for annual employer contributions based on employee compensation, and covers substantially all employees. Annual contributions, included in employee benefit expense, totaled **$242,296**, $328,268 and $231,538 for the years ended December 31, 2011, 2010 and 2009, respectively. The Bank is also making additional contributions under this plan for the benefit of certain employees, whose retirement funds were negatively affected by the termination of a prior defined benefit pension plan. These additional contributions, also included in employee benefit expense, totaled **$16,116**, $16,116, and $26,992 for the years ended December 31, 2011, 2010, and 2009, respectively.

The Bank also has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code that is funded through a profit sharing agreement and voluntary employee contributions.

The plan provides for discretionary employer matching contributions to be determined annually by the Board of Directors. The plan covers substantially all employees. The Bank's contributions to the plan, included in employee benefit expense, totaled **$327,715**, $301,116, and $200,858 for the years ended December 31, 2011, 2010, and 2009, respectively.

Note 12. Other Benefit Plans

The Bank has life insurance contracts on several officers and is the sole owner and beneficiary of the policies. Cash value totaled **$8,433,155**, $7,954,062, and $7,702,656 at December 31, 2011, 2010, and 2009, respectively. Income on their insurance investment totaled **$239,524**, $251,406, and $268,083 for 2011, 2010, and 2009, respectively.

The Bank has an unfunded grantor trust, as part of a change in control severance plan, covering substantially all employees. Participants in the plan are entitled to cash severance benefits upon termination of employment, for any reason other than just cause, should a "change in control" of the Company occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Other Operating Expenses

Other operating expenses include the following:

	2011	2010	2009
Professional services	**$ 509,073**	$ 454,147	$ 489,485
Stationery, printing and supplies	**187,080**	202,796	189,446
Postage and delivery	**154,110**	167,922	162,782
FDIC assessment	**572,425**	464,585	549,716
Directors fees and expenses	**212,954**	203,833	200,765
Marketing	**219,737**	227,883	246,947
Data processing	**40,565**	61,008	82,743
Correspondent bank services	**49,316**	54,399	87,249
Telephone	**181,328**	172,507	173,550
Liability insurance	**71,893**	63,383	67,264
Losses (gains) and expenses on OREO	**148,227**	(121,876)	64,790
Other ATM expense	**124,105**	110,899	155,818
Other	**317,227**	582,023	518,646
	$ 2,788,040	$ 2,643,509	$ 2,989,201

Note 14. Commitments and Contingencies

Financial instruments:

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Outstanding loan commitments, unused lines of credit and letters of credit are as follows:

	2011	2010	2009
Loan commitments:			
Construction and land development	**$ 260,000**	$ -	$ 1,155,200
Other mortgage loans	**3,070,000**	2,013,000	2,270,000
	$ 3,330,000	$ 2,013,000	$ 3,425,200
Unused lines of credit:			
Home-equity lines	**$ 9,232,242**	$ 8,130,179	$ 6,404,113
Commercial lines	**9,368,770**	10,738,826	11,335,335
Secured consumer line	**19,175**	-	-
Unsecured consumer lines	**753,845**	808,053	805,479
	$ 19,374,032	$ 19,677,058	$ 18,544,927
Letters of credit:	**$ 32,000**	$ 71,762	$ 79,250

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected

Note 14. Commitments and Contingencies (continued)

to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2011, the Bank has accrued **$200,000** as a reserve for losses on unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Note 15. Stockholders' Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years.

Retained earnings from which dividends may not be paid without prior approval totaled approximately **$14,130,000**, $15,251,000, and $13,813,000 at December 31, 2011, 2010, and 2009, respectively, based on the earnings restrictions and minimum capital ratio requirements noted below.

Stock repurchase program:

In February 2008, the Company instituted a Stock Repurchase Program which expired in December 2009. Under the program, as extended and increased, the Company could spend up to $4,127,309 to repurchase its outstanding stock. The repurchases may be made from time to time at a price not to exceed $12.50 per share. During 2009, the Company repurchased 305,083 shares at an average price of $9.29. During 2008, the Company repurchased 50,300 shares at an average price of $11.48.

Employee stock purchase benefit plans:

The Company has a stock-based compensation plan, which is described below. There were no options issued during the years ended December 31, 2011, 2010 and 2009.

Employees who have completed one year of service are eligible to participate in the employee stock purchase plan. The number of shares of common stock granted under options will bear a uniform relationship to compensation. The plan allows employees to buy stock under options granted at 85% of the fair market value of the stock on the date of grant. Options are vested when granted and will expire no later than 27 months from the grant date or upon termination of employment. Activity under

Note 15. Stockholders' Equity (continued)

this plan is as follows:

At December 31, 2011, shares of common stock reserved for issuance under the plan totaled **48,011**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Dividend reinvestment and stock purchase plan:

The Company's dividend reinvestment and stock purchase plan allows all participating stockholders the opportunity to receive additional shares of common stock in lieu of cash dividends at 95% of the fair market value on the dividend payment date.

During 2011, 2010, and 2009, shares of common stock purchased under the plan totaled **15,818**, 19,076, and 20,371, respectively. At December 31, 2011, shares of common stock reserved for issuance under the plan totaled **90,579**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Stockholder purchase plan:

The Company's stockholder purchase plan allows participating stockholders an option to purchase newly issued shares of common stock. The Board of Directors shall determine the number of shares that may be purchased pursuant to options. Options granted will expire no later than three months from the grant date. Each option will entitle the stockholder to purchase one share of common stock, and will be granted in proportion to stockholder share holdings. At the discretion of the Board of Directors, stockholders may be given the opportunity to purchase unsubscribed shares.

There was no activity under this plan for the years ended December 31, 2011, 2010, and 2009.

At December 31, 2011, shares of common stock reserved for issuance under the plan totaled **313,919.**

The Board of Directors may suspend or discontinue the plan at its discretion.

Under all three plans, options granted, exercised, and expired, shares issued and reserved, and grant prices have been restated for the effects of any stock dividends or stock splits.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2011, 2010, and 2009, that both the Company and Bank meet all capital adequacy requirements to which they are subject.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Stockholders' Equity (continued)

The Bank has been notified by its regulator that, as of its most recent regulatory examination, it is regarded as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

As discussed in Note 8, the capital securities held by the Glen Burnie Statutory Trust I qualifies as Tier I capital for the Company as of December 31, 2009, under Federal Reserve Board guidelines.

A comparison of capital as of December 31, 2011, 2010, and 2009 with minimum requirements is approximately as follows:

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2011						
Total Capital						
(to Risk Weighted Assets)						
Company	**$ 32,186,000**	**14.4%**	**$ 17,943,415**	**8.0%**	**N/A**	
Bank	**31,884,000**	**14.2%**	**17,962,817**	**8.0%**	**$ 22,453,521**	**10.0%**
Tier I Capital						
(to Risk Weighted Assets)						
Company	**$ 26,365,000**	**13.1%**	**$ 8,973,262**	**4.0%**	**N/A**	
Bank	**29,061,000**	**12.9%**	**8,983,308**	**4.0%**	**$ 13,474,961**	**6.0%**
Tier I Capital						
(to Average Assets)						
Company	**$ 29,365,000**	**8.2%**	**$ 14,324,390**	**4.0%**	**N/A**	
Bank	**29,061,000**	**8.0%**	**14,530,500**	**4.0%**	**$ 18,163,125**	**5.0%**

Note 15. Stockholders' Equity (continued)

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2010						
Total Capital (to Risk Weighted Assets)						
Company	$ 30,361,000	12.6%	$ 19,307,000	8.0%	N/A	
Bank	29,974,000	12.4%	19,307,000	8.0%	$ 24,134,000	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	27,337,000	11.3%	9,651,000	4.0%	N/A	
Bank	26,951,000	11.2%	9,651,000	4.0%	14,477,000	6.0%
Tier I Capital (to Average Assets)						
Company	27,337,000	7.6%	14,313,000	4.0%	N/A	
Bank	26,951,000	7.7%	13,928,000	4.0%	17,410,000	5.0%
As of December 31, 2009						
Total Capital (to Risk Weighted Assets)						
Company	$ 34,048,000	14.5%	$ 18,798,000	8.0%	N/A	
Bank	33,745,000	14.4%	18,786,000	8.0%	$ 23,483,000	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	31,100,000	13.2%	9,403,000	4.0%	N/A	
Bank	30,799,000	13.1%	9,390,000	4.0%	14,085,000	6.0%
Tier I Capital (to Average Assets)						
Company	31,100,000	8.9%	14,041,000	4.0%	N/A	
Bank	30,799,000	8.7%	14,193,000	4.0%	14,741,000	5.0%

Note 16. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2011	2010	2009
Basic:			
Net income	**$ 2,993,093**	$ 2,064,785	$ 1,262,462
Weighted average common shares outstanding	**2,710,455**	2,690,218	2,734,524
Basic net income per share	**$ 1.10**	$ 0.76	$ 0.46

Diluted earnings per share calculations were not required for 2011, 2010, and 2009 as there were no options outstanding at December 31, 2011, 2010, and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Fair Values of Financial Instruments

ASC Topic 825, *Disclosure about Fair Value of Financial Instruments*, formerly SFAS No. 107, requires the disclosure of the estimated fair values of financial instruments. Quoted market prices, where available, are shown as estimates of fair values. Because no quoted market prices are available or a significant part of the Company's financial instruments, the fair values of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates.

Present value techniques used in estimating the fair value of the Company's financial instruments are significantly affected by the assumptions used. Fair values derived from using present value techniques are not substantiated by comparisons to independent markets, and in many cases, could not be realized in immediate settlement of the instruments.

ASC Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table shows the estimated fair value and the related carrying values of the Company's financial instruments as December 31, 2011, 2010, and 2009. Items that are not financial instruments are not included.

	2011		2010		2009	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:						
Cash and due from banks	**$ 6,877,110**	**$ 6,877,110**	$ 6,492,313	$ 6,492,313	$ 6,993,811	$ 6,993,811
Interest-bearing deposits in other financial institutions	**2,422,579**	**2,422,579**	1,567,673	1,567,673	3,748,387	3,748,387
Federal funds sold	**653,901**	**653,901**	940,317	940,317	691,624	691,624
Investment securities available for sale	**102,866,555**	**102,866,555**	87,268,359	87,268,359	84,462,605	84,462,605
Federal Home Loan Bank Stock	**1,520,400**	**1,520,400**	1,745,100	1,745,100	1,858,300	1,858,300
Maryland Financial Bank Stock	**30,000**	**30,000**	100,000	100,000	100,000	100,000
Common stock-Statutory Trust I	**-**	**-**	-	-	155,000	155,000
Ground rents	**175,200**	**175,200**	178,200	178,200	184,900	184,900
Loans, less allowance for credit losses	**232,734,257**	**231,912,000**	229,850,888	234,426,000	235,882,862	239,915,000
Accrued interest receivable	**1,541,519**	**1,541,519**	1,538,883	1,538,883	1,626,792	1,626,792
Financial liabilities:						
Deposits	**311,944,661**	**293,713,000**	294,444,828	269,480,000	294,357,837	267,358,000
Short-term borrowings	**254,749**	**254,749**	4,273,948	4,273,948	81,290	81,290
Long-term borrowings	**20,000,000**	**21,425,000**	20,000,000	19,611,000	27,033,711	25,979,000
Dividends payable	**271,791**	**271,791**	231,579	231,579	230,285	230,285
Accrued interest payable	**48,101**	**48,101**	55,131	55,131	112,599	112,599
Accrued interest payable on junior subordinated debentures	**-**	**-**	-	-	171,518	171,518
Junior subordinated debentures owed to unconsolidated subsidiary trust	**-**	**-**	-	-	5,155,000	5,707,615
Unrecognized financial instruments:						
Commitments to extend credit	**22,704,032**	**22,704,032**	21,690,058	21,690,058	21,970,127	21,970,127
Standby letters of credit	**32,000**	**32,000**	71,762	71,762	79,250	79,250

Note 17. Fair Values of Financial Instruments (continued)

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment securities:

Fair values for investment securities are based on quoted market prices, where applicable. When quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Borrowings:

The estimated fair value approximates carrying value for short-term borrowings. The fair value of long-term fixed rate borrowings is estimated by discounting future cash flows using current interest rates currently offered for similar financial instruments over the same maturities.

Junior Subordinated Debentures:

Fair value is estimated based on quoted market prices of similar instruments.

Other assets and liabilities:

The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold, accrued interest receivable and payable, and short-term borrowings are considered to approximate cost because of their short-term nature.

Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Fair Value Measurements

The Company follows ASC Topic 820, formerly SFAS No. 157, *Fair Value Measurements* which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Fair Value Hierarchy

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)

Level 3 – Significant unobservable inputs (including the Bank's own assumptions in determining the fair value of assets or liabilities)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to ASC Topic 820. The Bank's securities available-for-sale are the only assets or liabilities subject to fair value measurements on a recurring basis. The Bank may also be required, from time to time, to measure certain other financial and non-financial assets and liabilities at fair value on a non-recurring basis in accordance with GAAP. At December 31, 2011 these non-recurring assets consisted of 23 loans classified as nonaccrual and a homogeneous pool of indirect and consumer loans considered to be impaired, which are valued under Level 3 inputs and one property classified as OREO valued under Level 2 inputs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Fair Value Measurements (continued)

Fair value measurements on a recurring and non-recurring basis at December 31, 2011 are as follows:

December 31, 2010	**Level 1**	**Level 2**	**Level 3**	**Fair Value**
Recurring:				
Securities available for sale	$ -	$ 87,268,359	$ -	$ 87,268,359
Non-recurring:				
Maryland Financial Bank stock	-	-	100,000	100,000
Impaired loans	-	-	11,423,737	11,423,737
OREO	-	215,000	-	215,000
	$ -	$ 87,483,359	$ 11,523,737	$ 99,007,096
Activity:				
Securities available for sale:				
Purchases of securities	-	47,358,845	-	47,358,845
Sales, calls, and maturities of securities	-	(35,593,923)	-	(35,593,923)
Net amortization/accretion of premium/discount	-	(877,931)	-	(877,931)
Increase in market value	-	4,733,133	-	4,733,133
OTTI on investments	-	(21,928)	-	(21,928)
Maryland Financial Bank stock				
OTTI on stock	-	-	(70,000)	(70,000)
Impaired loans:				
New impaired loans	-	-	4,614,677	4,614,677
Payments and other loan reductions	-	-	(4,475,152)	(4,475,152)
Change in total provision	-	-	620,199	620,199
Loans converted to OREO	-	-	(1,307,203)	(1,307,203)
OREO:				
OREO converted from loans	-	1,307,203	-	1,307,203
Sales of OREO	-	(411,507)	-	(411,507)
December 31, 2011				
Recurring:				
Securities available for sale	**-**	**102,866,555**	**-**	**102,866,555**
Non-recurring:				
Maryland Financial Bank stock	**-**	**-**	**30,000**	**30,000**
Impaired loans	**-**	**-**	**10,876,258**	**10,876,258**
OREO	**-**	**1,110,696**	**-**	**1,110,696**
	$ -	**$ 103,977,251**	**$ 10,906,258**	**$ 114,883,509**

Note 18. Fair Value Measurements (continued)

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Measured on a Non-Recurring Basis:

Financial Assets and Liabilities

The Bank is predominantly a cash flow lender with real estate serving as collateral on a majority of loans. Loans which are deemed to be impaired and foreclosed real estate assets are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. The Bank determines such fair values from independent appraisals, which management considers to be level 3 inputs. In addition, the Maryland Financial Bank stock was written down by $70,000 to a value of $30,000 in 2011 due to the price of a new stock offering, which was discounted to par, which management considered level 3 inputs.

Non-Financial Assets and Non-Financial Liabilities

Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities typically measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

Foreclosed real estate were adjusted to their fair values, resulting in an impairment charge, which was included in earnings for the year. Foreclosed real estate, which are considered to be non-financial assets, have been valued using a market approach. The values were determined using market prices of similar real estate assets in the same geographical area, which the Bank considers to be level 2 inputs.

Note 19. Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 - Fair Value Measurements and Disclosures amending Topic 820. The ASU provides for additional disclosures of transfers between assets and liabilities valued under Level 1 and 2 inputs as well as additional disclosures regarding those assets and liabilities valued under Level 3 inputs. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for those provisions addressing Level 3 fair value measurements which provisions are effective for fiscal years, and interim periods therein, beginning after December 15, 2010. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The main objective of this ASU is to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The ASU requires that entities provide additional information to assist financial statement users in assessing their credit risk exposures and evaluating the adequacy of its allowance for credit losses. For the Company, the disclosures as of the end of a reporting period are required for the annual reporting periods ending on December 31, 2010. Required disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning January 1, 2011. The Company's compliance with this ASU resulted in additional disclosures in the Company's consolidated financial statements regarding its loan portfolio and related allowance for loan losses but did not change the accounting for loans or the allowance.

Note 19. Recently Issued Accounting Pronouncements (continued)

In April 2011, the FASB issued ASU No. 2011-02, Receivable (Topic 310), A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring. The main objective of the ASU is to clarify a creditor's evaluation of whether in modifying a loan it has granted a concession in circumstances that qualify the loan as a Troubled Debt Restructured (TDR) loan. These loans are subject to various accounting and disclosure requirements. The ASU is effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. Certain disclosures are required for loans considered as TDR loans resulting from the application of the ASU that were not considered TDR loans under prior guidance. The Company believes compliance with ASU No. 2011-02 did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The main objective of the ASU is to conform the requirements for measuring fair value and the disclosure information under U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for the disclosure about fair value measurements. Other amendments clarify existing requirements and change particular principles or requirements for measuring fair value or disclosing information about fair value measurements. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011, early application for public entities is not permitted. The Company will review the requirements of ASU No. 2011-04 and comply with its requirements. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements

The FASB has issued several exposure drafts which, if adopted, would significantly alter the Company's (and all other financial institutions') method of accounting for, and reporting, its financial assets and some liabilities from a historical cost method to a fair value method of accounting as well as the reported amount of net interest income. Also, the FASB has issued an exposure draft regarding a change in the accounting for leases. Under this exposure draft, the total amount of "lease rights" and total amount of future payments required under all leases would be reflected on the balance sheets of all entities as assets and debt. If the changes under discussion in either of these exposure drafts are adopted, the financial statements of the Company could be materially impacted as to the amounts of recorded assets, liabilities, capital, net interest income, interest expense, depreciation expense, rent expense and net income. The Company has not determined the extent of the possible changes at this time. The exposure drafts are in different stages of review, approval and possible adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	**2011**	2010	2009
Assets			
Cash	**$ 314,322**	$ 355,922	$ 348,515
Investment in The Bank of Glen Burnie	**30,907,210**	25,946,536	29,848,797
Investment in GBB Properties, Inc.	**255,770**	255,770	260,184
Investment in the Glen Burnie Statutory Trust I	**-**	-	155,000
Due from subsidiaries	**1,027**	1,414	43,996
Other assets	**4,292**	4,583	49,433
Total assets	**$ 31,482,621**	$ 26,564,225	$ 30,705,925
Liabilities and Stockholders' Equity			
Dividends payable	**$ 271,791**	$ 231,579	$ 230,285
Accrued interest payable on borrowed funds	**-**	-	171,518
Borrowed funds from subsidiary	**-**	-	5,155,000
Total liabilities	**271,791**	231,579	5,556,803
Stockholders' equity:			
Common stock	**2,717,909**	2,702,091	2,683,015
Surplus	**9,437,605**	9,334,810	9,190,911
Retained earnings	**17,209,386**	15,300,344	14,311,508
Accumulated other comprehensive loss, net of benefits	**1,845,930**	(1,004,599)	(1,036,312)
Total stockholders' equity	**31,210,830**	26,332,646	25,149,122
Total liabilities and stockholders' equity	**$ 31,482,621**	$ 26,564,225	$ 30,705,925

The borrowed funds from subsidiary balance represented the junior subordinated debt securities payable to the wholly-owned subsidiary trust that was deconsolidated as a result of applying the provisions of ASC Topic 810, formerly FIN 46. The Company repaid this balance in September 2010 (See Note 8).

Note 20. Parent Company Financial Information (continued)

Statements of Income

Years Ended December 31,	**2011**	2010	2009
Dividends and distributions from subsidiaries	**$ 920,000**	$ 1,455,000	$ 4,269,844
Other income	-	24,645	16,430
Interest expense on junior subordinated debentures	-	(648,127)	(546,430)
Other expenses	**(58,172)**	(105,785)	(122,096)
Income before income tax benefit and equity in undistributed net income of subsidiaries	**861,828**	725,733	3,617,748
Income tax benefit	**21,120**	277,440	246,018
Change in undistributed equity of subsidiaries	**2,110,145**	1,061,612	(2,601,304)
Net income	**$ 2,993,093**	$ 2,064,785	$ 1,262,462

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20. Parent Company Financial Information (continued)

Statements of Cash Flows

Years Ended December 31,	**2011**	2010	2009
Cash flows from operating activities:			
Net income	**$ 2,993,093**	$ 2,064,785	$ 1,262,462
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease in other assets	**291**	44,850	65,108
Decrease (increase) in due from subsidiaries	**387**	42,582	(21,118)
Decrease in accrued interest payable	**-**	(171,518)	-
Change in undistributed equity of subsidiaries	**(2,110,145)**	(1,061,612)	2,601,304
Net cash provided by operating activities	**883,626**	919,087	3,907,756
Cash flows from investing activities:			
Sale of common stock in the Glen Burnie Statutory Trust I	**-**	155,000	-
Capital contributed from subsidiary	**-**	5,000,000	-
Net cash provided by investing activities	**-**	5,155,000	-
Cash flows from financing activities:			
Proceeds from dividend reinvestment plan	**118,613**	162,975	173,667
Redemption of guaranteed preferred beneficial interest in Glen Burnie Bancorp junior subordinated debentures	**-**	(5,155,000)	-
Repurchase and retirement of common stock	**-**	-	(2,835,709)
Dividends paid	**(1,043,839)**	(1,074,655)	(1,236,101)
Net cash used in financing activities	**(925,226)**	(6,066,680)	(3,898,143)
Increase (decrease) in cash	**(41,600)**	7,407	9,613
Cash, beginning of year	**355,922**	348,515	338,902
Cash, end of year	**$ 314,322**	$ 355,922	$ 348,515

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21. Quarterly Results of Operations (Unaudited)

The following is a summary of consolidated unaudited quarterly results of operations:

2011				
(Dollars in thousands, except per share amounts)	**Three months ended, December 31**	**September 30**	**June 30**	**March 31**
Interest income	**$ 4,174**	**$ 4,349**	**$ 4,323**	**$ 4,286**
Interest expense	**902**	**915**	**927**	**939**
Net interest income	**3,272**	**3,434**	**3,396**	**3,347**
Provision for credit losses	**288**	**150**	**-**	**225**
Net securities gains	**63**	**85**	**73**	**188**
Income before income taxes	**831**	**1,009**	**998**	**922**
Net income	**756**	**770**	**758**	**709**
Net income per share (basic and diluted)	**$ 0.28**	**$ 0.28**	**$ 0.28**	**$ 0.26**

2010				
(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,387	$ 4,608	$ 4,612	$ 4,572
Interest expense	993	1,397	1,431	1,478
Net interest income	3,394	3,211	3,181	3,094
Provision for credit losses	-	300	450	300
Net securities gains	(1)	176	-	-
Income before income taxes	881	900	318	451
Net income	655	689	322	399
Net income per share (basic and diluted)	$ 0.24	$ 0.25	$ 0.12	$ 0.15

2009				
(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,673	$ 4,749	$ 4,689	$ 4,533
Interest expense	1,570	1,649	1,655	1,668
Net interest income	3,103	3,100	3,034	2,865
Provision for credit losses	1,747	337	209	150
Net securities gains	402	135	51	(2)
Income before income taxes	(699)	648	570	510
Net income	(210)	527	490	455
Net income per share (basic and diluted)	$ (0.08)	$ 0.20	$ 0.18	$ 0.16

Operations Center
106 Padfield Boulevard
Glen Burnie, MD 21061
410-766-3300

Glen Burnie
101 Crain Highway, SE
Glen Burnie, MD 21061
410-768-8852

Crownsville
1221 Generals Highway
Crownsville, MD 21032
410-923-2200

Linthicum
7063 Baltimore-Annapolis
Boulevard
Linthicum, MD 21061
410-487-8500

New Cut
740 Stevenson Road
Severn, MD 21144
410-766-5343

Odenton
1405 Annapolis Road
Odenton, MD 21113
410-674-2200

Riviera Beach
8707 Ft. Smallwood Road
Pasadena, MD 21122
410-437-2070

Severn
811 Reece Road
Severn, MD 21144
410-551-2100

Severna Park
534 Ritchie Highway
Severna Park, MD 21146
410-544-0270

GLEN BURNIE BANCORP

www.thebankofglenburnie.com